



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



06026447

February 25, 2006

Daniel M. Dunlap
Senior Attorney and Assistant Secretary
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Re: Allegheny Energy, Inc.
        Incoming letter dated December 22, 2005

Act: _____ *1934*
Section: _____
Rule: _____ *14A-8*
Public
Availability: _____ *2/25/2006*

Dear Mr. Dunlap:

This is in response to your letters dated December 22, 2005 and January 24, 2006 concerning the shareholder proposal submitted to Allegheny Energy by Robert Lavely. We also have received letters on the proponent's behalf dated December 27, 2005, January 25, 2006 and January 30, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.

MAR 1 2006

1086

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED

MAR 15 2006

THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
        2215 Nelson Avenue, No. 205
        Redondo Beach, CA 90278

3673


Allegheny Energy

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 838-6177
ddunlap@alleghenyenergy.com

PRIVILEGED AND CONFIDENTIAL
SUBJECT TO THE ATTORNEY WORK PRODUCT
AND ATTORNEY-CLIENT PRIVILEGES

Securities Exchange Act of 1934,
Rules 14a-8(i)(3), 14a-8(i)(10) and 14a-9

December 22, 2005

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Allegheny Energy, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the U. S. Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by Robert J. Lavely (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2006 annual meeting of stockholders (the "2006 Meeting").

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of (i) this letter and (ii) the Proposal and Supporting Statement submitted by the Proponent, attached hereto as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent, and, at the Proponent's request, to John Chevedden.

I.   Introduction

The Proposal relates to director qualifications. The Proposal requests that the directors of the Company adopt a policy that certain committees of the Board be chaired by "highly-qualified" directors who are "not over-committed." The text of the resolution is as follows:

> "RESOLVED: Shareholders request that our board of directors adopt a policy (in our bylaws if practicable) that our key board committees of audit, nomination and compensation be chaired by highly-qualified independent directors who are not over-committed."

****

The Company requests that the Staff concur with its view that the Proposal may properly be omitted from its Proxy Materials pursuant to the provisions of (i) Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company; (ii) pursuant to Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal and pursuant to (iii) Rules 14a-8(i)(3) and 14a-9 because the Proposal is materially false and misleading.

II.   The Proposal may be excluded under Rule 14a-8(i)(10) because it has been Substantially Implemented

Rule 14a-8(i)(10) permtis the exclusion of proposals "if the company has already substantially implemented the proposal." The Staff has consistently taken the position that shareholder proposals are moot under Rule 14a-8(i)(10) when the procedures or policies addressed in the proposal have been substantially implemented by the company. See, for example, *Nordstrom Inc.* (February 8, 1995) (proposal that requested company's board of directors to commit to a code of conduct to ensure that its overseas suppliers meet basic standards of conduct held moot because company had issued conduct guidelines to all of its vendors). In order to make the determination that a procedure or policy has been substantially implemented, the Commission does not require that a company implement every aspect of the proposal in question. See SEC

Release No. 34-20091 (August 16, 1983). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. See, for example, *Masco Corp.* (March 29, 1999) (finding a proposal for adopting certain qualifications for outside directors to be moot when the company had already substantially addressed this issue). See also, *Texaco, Inc.* (March 28, 1991) (company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal).

The Proposal and Supporting Statement request that the Board adopt a policy that certain committees be chaired by directors who are (1) "highly-qualified," (2) "independent" and (3) "not over-committed." In this instance and as further described below, the Company has already substantially implemented the essential objective of the Proposal by adopting committee charters and a clear and unambiguous policy regarding director qualifications. In addition, I will also address the vague, indefinite and therefore, misleading term "highly-qualified" under Rules 14a-8(i)(3) and 14a-9 below.

A. Committee charters require committee members to be independent

In 2004, the Board adopted committee charters that require all members of the Audit, Nominating and Governance, and Management Compensation and Development Committees (collectively, the "Committees") be independent. In addition, Committee members are required to be independent in accordance with Section 303A (Corporate Governance Standards) of the New York Stock Exchange ("NYSE") Listed Company Manual. Specifically, the Committee charters state:

- "The Audit Committee of Allegheny Energy, Inc. (the "Company") shall be comprised of at least three directors, each of whom the Board of Directors (the "Board") has determined has no material relationship with the Company and each of whom is otherwise "independent" under the rules of the New York Stock Exchange, Inc. (the "NYSE") and Rule 10A-3 under the Securities Exchange Act of 1934."

- "The Nominating and Governance Committee (the "Committee") of the Board of Directors (the "Board") of Allegheny Energy, Inc. (the "Company") shall be comprised of three or more members of the Board, who meet the independence requirements of the New York Stock Exchange, Inc. ("NYSE"), and who do not have any material relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of the Committee."

- "The Management Compensation and Development Committee (the "Committee") of the Board of Directors (the "Board") shall be comprised of three or more members of the Board who meet the independence requirements of the New York Stock Exchange, Inc., and who do not have any material relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of the Committee.

The Committee charters are available on the Company's website, www.alleghenyenergy.com, in the Corporate Governance section, the location of which was disclosed in the 2005 proxy statement and will be set forth in the 2006 proxy statement.

As evidenced in the above-described provisions incorporated in the Company's Committee charters, the Company believes that the Proposal has been "substantially implemented" and may be omitted from the Company's 2006 Proxy Materials pursuant to Rule 14a-8(i)(10).

B. Company policy sets expectations of directors, including number of directorships and qualifications

The Company's Corporate Governance Guidelines and Nominating and Governance Committee Charter set expectations of directors, including number of directorships and qualification criteria.

Regarding the Proposal's request that the Committees be chaired by directors who are "not over-committed," on February 24, 2005, the Board adopted a policy on the "Numbers of Directorships." This policy requires that directors not serve on more than five other boards of public companies, which is consistent with any reasonable expectation for such policy. The Company's Corporate Governance Guidelines, which were subsequently amended to incorporate this policy in Section XIII (Expectations of Directors), states, in pertinent part:

5. *Number of Directorships*. Directors who also serve as chief executive officers or in equivalent positions should not serve on more than two boards of public companies in addition to the Board of the Company or its subsidiaries. Other directors should not serve on more than five other boards of public companies in addition to the Board of the Company or its subsidiaries.

Regardingthe Proposal's request that each Committee be chaired by directors who are "highly-qualified," the Company's Nominating and Governance Committee Charter and Corporate Governance Guidelines set clear and unambiguous expectations

and qualifications for directors. The Nominating and Governance Committee Charter states, in part, that:

- "In selecting or recommending candidates, the Committee shall take into consideration the criteria approved by the Board, which are set forth in the Company's Corporate Governance Guidelines and such other factors as it deems appropriate. These factors may include integrity, compatibility, judgment, independence, experience and background in a relevant field, willingness to commit time and energy, and a genuine interest in the electric industry."

- "In nominating a candidate for committee membership, the Committee shall take into consideration the criteria approved by the Board, which are set forth in the Company's Corporate Governance Guidelines, and the factors set forth in the charter of that committee, if any, as well as any other factors it deems appropriate, including without limitation the consistency of the candidate's experience with the goals of the committee and the interplay of the candidate's experience with the experience of other committee members."

Section XIII (Expectations of Directors) of the Company's Corporate Governance Guidelines, further details the expectations and qualifications of directors, including, but not limited to, expectations and qualifications related to:

1. Commitment and Attendance
2. Participation in Meetings
3. Ethics and Conflicts of Interest
4. Other Relationships
5. Number of Directorships
6. Contact with Management
7. Contact with Other Constituencies
8. Confidentiality

The Company's Corporate Governance Guidelines and Nominating and Governance Committee Charter also require the Nominating and Governance Committee to assess on a regular basis the effectiveness of the Board as a whole and the contributions of the directors. At least annually, the Nominating and Governance Committee is responsible for providing to the Board an assessment of Board performance. In addition, each Committee conducts a self-evaluation at least annually. These assessments of the Board, Committees and individual directors requires the continuous review the qualifications of all directors, including the Committee chairpersons.

The Company's Corporate Governance Guidelines and Nominating and Governance Committee Charter are available on the Company's website, www.alleghenyenergy.com, in the Corporate Governance section, the location of which was disclosed in the 2005 proxy statement and will be set forth in the 2006 proxy statement.

As evidenced in the above described provisions in the Company's Corporate Governance Guidelines and Committee charters, all Committee members, including the Chairperson, must be (1) "highly-qualified," (2) "independent" and (3) "not over-committed." As a result, the Company believes that the Proposal has been "substantially implemented" and may be omitted from the Company's 2006 Proxy Materials pursuant to Rule 14a-8(i)(10).

III. The Proposal may be excluded under Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal

Rule 14a-8(i)(6) permits a company to exclude a proposal "if the company would lack the power or authority to implement the proposal." The Company lacks the power and authority to implement the Proposal, because the Proposal is drafted in a manner that would require the Company to require that the Chairman (the "Chairman") of the Audit Committee, Management Compensation and Development Committee and the Nominating and Governance Committee (the "Committees") be "independent" and does not provide the Company with a specific mechanism to cure a director's violation of the standard requested in the Proposal.

In a long line of no-action letters, the Staff has concurred with the exclusion of similar proposals related to independence and the separation of the roles of chairman of the board of directors and chief executive officer. See, e.g., Allied Waste Industries, Inc. (March 21, 2005); LSB Bancshares, Inc. (February 7, 2005); General Electric Company (January 14, 2005, reconsideration denied March 28, 2005); Cintas Corporation (August 27, 2004); H.J. Heinz Company (June 14, 2004); Wachovia Corporation (February 24, 2004); and SouthTrust Corporation (January 16, 2004). Based on these no-action letters, the Staff recently confirmed its view that "when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal." Staff Legal Bulletin No. 14C (June 28, 2005).

The arguments accepted by the Staff in those no-action letters and emphasized in Staff Legal Bulletin No. 14C are equally applicable here. The Company cannot

ensure that a Chairman would at all times be independent to meet the specified criteria for the Chairman set forth in the Proposal.

The Proposal is different from the shareholder proposals at issue in other no-action letter requests in which the Staff was unable to concur that the proposals could be excluded from proxy materials. See The Walt Disney Company (November 24, 2004); Merck & Co., Inc. (December 29, 2004); and American International Group, Inc. (March 17, 2005). The Staff recently clarified in Staff Legal Bulletin No. 14C that "if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)." In each of the no-action letter requests specifically cited by the Staff in Staff Legal Bulletin No. 14C, Walt Disney Company and Merck & Co., Inc., the proponents had included language in the proposals permitting exceptions to the specified criteria and thereby providing the company a specific mechanism to cure a violation of the standard required by the proposal. See Walt Disney Company (November 24, 2004) (proposal to set a policy that the board chairman would always be an independent director "except in rare and explicitly spelled out, extraordinary circumstances"); Merck & Co., Inc. (December 29, 2004) (proposal to establish a policy of separating the roles of chairman and chief executive officer "whenever possible"). Unlike the proposals in Walt Disney Company and Merck & Co., Inc., in this instance, the Proposal merely states that the Chairman of the of the Committees be "independent." The Proposal does not provide a specific mechanism for the Company to cure a subsequent violation of the independence requirement. Therefore, unlike the proposals in Walt Disney Company and Merck & Co., Inc., the Proposal is drafted in such a manner that does not provide the Company with any opportunity or mechanism to remedy a subsequent violation of the standard required by the Proposal.

Based on the foregoing, the Company believes that the Proposal is drafted in a manner that would require the Chairman of the Committees to maintain at all times his or her status as an independent director without a mechanism to cure a violation of that requirement. Accordingly, and in view of the consistent position of the Staff on prior proposals relating to substantially similar issues, the Company believes the entire Proposal may properly be excluded.

IV. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it is contrary to Rule 14a-9.

A.   The Proposal is vague, indefinite and, thus, misleading in violation of Rule 14a-9.

Pursuant to Rule 14a-9, the Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." Commonwealth Energy System (February 27, 1989). The Staff, in Staff Legal Bulletin 14B, (September 15, 2004), reaffirmed and clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), and expressly reaffirmed that vague and indefinite proposals may be subject to exclusion. A proposal may be excluded where the meaning and application of terms or the standards under the proposal "may be subject to differing interpretations." See IDACORP, Inc. (September 10, 2001) (shareholder proposal seeking to amend the company's certificate of incorporation to provide a shareholder right of recall was excluded as vague and indefinite); CBRL Group, Inc. (September 6, 2001) (shareholder proposal seeking to have the company include a full and complete disclosure in its annual report "of all expenses relating to corporate monies being used for personal benefit of officers and directors" was excluded as vague and indefinite); H.J. Heinz Company (May 25, 2001) (shareholder proposal requesting that the company implement a human rights standards program was excluded on the grounds that it was vague and indefinite); Exxon Corporation (January 29, 1992) ; Bank of New England Corporation (February 5, 1990); Fuqua Industries, Inc. (March 12, 1991); Wendy's International, Inc. (February 6, 1990); and Hershey Foods Corporation (December 27, 1988).

The Staff also has taken the position that a proposal may be excluded where "neither the shareholders voting on the proposal, nor the Company implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal." See Fuqua Industries Incorporated (March 12, 1991). For example, in A.H. Belo Corporation (January 29, 1998), a shareholder proposal was excluded because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved." This principle was expressly reaffirmed in Staff Legal Bulletin 14B (September 15, 2004), which stated, in relevant part, that excluding or modifying "a statement may be appropriate where: . . .the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – this objection also may be appropriate

where the proposal and the supporting statement, when read together, have the same result"; See also General Electric Company (February 5, 2003); See Gannett Co., Inc. (February 24, 1998) (Staff concurred in exclusion of shareholder proposal because it was "unclear what action the Company would take if the proposal were adopted"); General Electric Company (January 23, 2003) (permitting omission of a proposal where General Electric argued that the proposal was vague and indefinite because it failed to define critical terms or otherwise provide guidance on how it should be implemented); Eastman Kodak Company (March 3, 2003), (Staff concurred with exclusion of a proposal that failed "to provide guidance on how it should be implemented"); Philadelphia Electric Company (July 30, 1992); Corning Incorporated (February 18, 1997); Occidental Petroleum Corporation (February 11, 1991); Wendy's International, Inc. (February 6, 1990); North Fork Bancorporation, Inc. (March 25, 1992); and NYNEX Corporation (January 24, 1990).

As in the foregoing examples, the Proposal uses vague, indefinite and highly ambiguous terms. The Proposal requests that the Committee chairperson be "highly-qualified." However, the Proposal contains no definition or guidelines as to what constitutes a "highly-qualified" director or as to how or by whom such a determination should be made. The Proposal makes some claims as to existing Company directors relationships to other companies, but fails to define and is therefore unclear of what "highly-qualified" is intended to mean. If the Proposal were included in the Proxy Materials for the 2006 Meeting, the Company's stockholders would be asked to approve a proposal that provides vague and ambiguous standards as to what additional steps, if any, the Company may be expected to take, especially given the existing requirements already incorporated into the Company's Corporate Governance Guidelines and Committee charters, as further described above.

Moreover, if the Company attempted to implement the Proposal, it would be left with no guidance as to what exactly would constitute a "highly-qualified" director. Without such guidance, if the Proposal was adopted the Company could potentially implement the Proposal in a manner that does not reflect the expectations or the intentions of the stockholders who voted for the Proposal. Consequently, if the Proposal were to be adopted, neither the Company, the Board nor the Company's stockholders could determine what additional actions, if any, would be required in connection with its implementation. The Proposal is effectively rendered meaningless because it is open-ended and subject to different interpretations.

Because the Proposal is vague and indefinite, the Company believes it may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

B.   <u>The Proposal is materially false and misleading in violation of Rule 14a-9.</u>

The Proposal is contrary to Rule 14a-9, which prohibits false and misleading statements in proxy materials and, therefore, may properly be omitted from the Proxy Materials under Rule 14a-8(i)(3). The Staff has consistently concurred that a company may properly exclude *entire* shareholder proposals and supporting statements where they contain false and misleading statements or omit material facts necessary to make such proposals and supporting statements not false and misleading. In Staff Bulletin 14B the Staff expressly reaffirmed and clarified that, materially false and misleading proposals may be subject to exclusion. According to the Bulletin: "There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8.... Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where: ...the company demonstrates objectively that a factual statement is materially false or misleading." See also, The Swiss Helvetia Fund, Inc. (April 3, 2001); General Magic, Inc. (May 1, 2000); Aetna, Inc. (February 3, 1997); North Fork Bancorporation, Inc. (March 25, 1992); and Wellman, Inc. (March 25, 1992).

The Staff also has found that a company may properly exclude certain *portions* of shareholder proposals and supporting statements from its proxy materials if the proposals or supporting statements contain false and misleading statements or omit material facts necessary to make statements made therein not false or misleading. See Peoples Energy Corporation (November 26, 2001); Phoenix Gold International, Inc. (November 21, 2000); Emerson Electric Co. (October 27, 2000); Comshare, Incorporated (August 23, 2000); National Fuel Gas Company (November 18, 1999); CCBT Bancorp, Inc. (April 20, 1999); Chock Full O'Nuts Corporation (October 14, 1998); Allegheny Energy, Inc. (March 5, 1998); The SBC Communications Inc. (February 10, 1998); and Baldwin Piano and Organ Company (February 20, 1998).

In light of the significant actions taken by the Company's Board of Directors to adopt policies with respect to director expectations and qualifications as described above, the whole tenor of the Proposal and Supporting Statement is false and misleading. The Proposal and Supporting Statement incorrectly suggest that the Company has not taken all necessary steps to adopt policies with respect to director expectations and qualifications, where in fact the Company has taken the necessary steps.

The Supporting Statement also states, in part, that:

- "Mr. Baldwin served on the W.R. Grace (GRA) board rated "D" overall by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm."

- "Ms. Johnson served on the North West Corp. board (NWEC) rated "D" and the MasTec, Inc. board (MTC) rated "F.""

The Proposal is misleading because it contains information that the Proponent claims is provided by The Corporate Library ("TCL"); however, this information is not related to the Company. In addition, the Proponent does not claim to have a factual knowledge, nor does the Company have any knowledge, of the directors' actions in their capacity as directors of such other boards; it is misleading to imply otherwise, because the ratings for such other boards may be entirely unrelated to such directors' involvement on the other boards. In addition, the Supporting Statement states that "Ms. Johnson served on the North West Corp. board (NWEC) rated "D" and the MasTec, Inc. board (MTC) rated "F."" is also misleading because it is not supported by reference to any source and is without factual foundation. The Supporting Statement is also vague and indefinite since it fails to (i) state what the ratings of "D" and "F" indicate, (ii) describe how the ratings relate to the director's qualifications to serve on the Company's Board, or (iii) described how the ratings are arrived at and, therefore, misleading.

In addition, the Company believes that the Proponent's inclusion of the URL "http://www.thecorporatelibrary.com/" ("Corporate Library") is false and misleading under Rules 14a-8(i)(3) and 14a-9. As stated in Staff Legal Bulletin No. 14 (July 13, 2001) at Q&A F.1., a website reference may be excluded if information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. References to third-party website addresses often can be misleading because they cannot be regulated for content and are always subject to change without notice. In this case, the website reference is only to a "home page." While the Corporate Library maintain other pages (some of which may be accessed through the Corporate Library's "home pages") that may contain information that is potentially relevant to the Proposal, the "home pages" do not. The Company believes the Staff's prerequisites for exclusion of the website referenced in the Proposal are satisfied. The Corporate Library's website includes material that is entirely extraneous and irrelevant to the Proposal, including reports, cartoons, and links to other unrelated websites. Indeed, there are several recent no-action letters that have required stockholders to delete or revise a citation to a website address. See, e.g., Moody's Corporation (February 18, 2003) (noting that the website address "www.cii.org" may be omitted unless the Proponent provided a citation to a specific source); Kimberly-Clark Corporation (January 27, 2003) (same); Weyerhaeuser Company (January 16, 2003) (same); and Genuine Parts Company (January 15, 2003) (same). Moreover, the Proponent's inclusion of this website address is an attempt to direct shareholders to information the Proponent could not otherwise include in the Proposal due to the 500 word limit imposed on shareholder proposals pursuant to Rule 14a-8(d). See Boeing Company (March 2, 2002); and AMR Corp. (Apr. 3, 2001).

In light of the pervasive nature of these false and misleading statements included in the Proposal and Supporting Statement, consistent with the authorities cited above, the Company believes the entire Proposal may properly be excluded. In the alternative, the Proponent should be required to remove or revise the false and misleading statements noted above.

C.   The Proposal impugns the character, integrity and personal reputation of certain board members in violation of Rule 14a-8(i)(3).

Rule 14a-8(i)(3) provides that a proposal or the supporting statement that is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials, may be excluded. According to item (b) in the notes to Rule 14a-9, false and misleading statements specifically include:

> Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

In Staff Legal Bulletin No. (September 15, 2004), at Section B.4, the Staff specifically confirmed that the exclusion of proposals that include such statements continues to be appropriate.

The Supporting Statement states, in part, that:

- "Mr. Baldwin served on the W.R. Grace (GRA) board rated "D" overall by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm."
- "Ms. Johnson served on the North West Corp. board (NWEC) rated "D" and the MasTec, Inc. board (MTC) rated "F.""

Other than the allegations relating to other companies, the Proponent provides no factual support for these statements and, as a result, the Proposal should be excluded under Rule 14a-8(i)(3) as false and misleading in violation of Rule 14a-9.

In light of the pervasive nature of the Proposal's allegations which impugns the character, integrity and personal reputation of certain Board members, consistent with the authority cited above, the Company believes the entire Proposal may properly be excluded. In the alternative, that the Proponent should be required to remove or revise the statements noted above.

V.   Conclusion

The Company has adopted policies relating to director qualifications. The Company's Corporate Governance Guidelines and Nominating and Governance Committee Charter set forth various director criteria, including number of directorships and qualification criteria. As a result, the Company believes that the Proposal has been "substantially implemented" and may be omitted from the Company's 2006 Proxy Materials.

For the reasons set forth above, the Company respectfully submits that the Proposal may be excluded in its entirety from the Proxy Materials pursuant to Rules 14a-8(i)(3), 14a-8(i)(6), 14a-8(i)(10) and 14a-9 or, in the alternative, that the Proponent should be required to remove or revise the false and misleading statements noted above.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures
cc: Robert J. Lavely
     John Chevedden

EXHIBIT A

LETTER, PROPOSAL & SUPPORTING STATEMENT

Robert J. Lavely
2428 Route 381
Rector, Pa.15677

Mr. Paul Evanson
Chairman
Allegheny Energy, Inc. (AYE)
800 Cabin Hill Drive
Greensburg, Pa.15601
PH: 724-838-6999
FX: 724-838-6864

Dear Mr.Evanson,

This Rule 14a-8 proposal is respectfully submitted for the next annual
Shareholder meeting. This proposal is submitted to support the long-
term performance of our company. Rule 14a-8 requirements are intended
to be met including record holder ownership of the required stock
value until after the date of the applicable shareholder meeting.
This submitted format, with the shareholder-supplied emphasis, is
intended to be used for a definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on
my behalf in shareholder matters, including this shareholder proposal
for the forthcoming shareholder meeting before, during and after the
forthcoming shareholder meeting. Please direct all future
communication to Mr. John Chevedden at:

PH: 310-371-7872
FX: 310-371-7872

2215 Nelson Avenue
Redondo Beach, Ca. 90278

Sincerely,

Robert J. Lavely
Shareholder of Record
Allegheny Energy Inc.
CC:
Daniel Dunlap
Senior Attorney
FX: 724-838-6177
PH: 724-838-6188

Date:11/04/05

RESOLVED: Shareholders request that our board of directors adopt a policy (in our bylaws if practicable) that our key board committees of audit, nomination and compensation be chaired by highly-qualified independent directors who are not over-committed.

This proposal gives our company an opportunity to cure director disqualification should it exist or occur once this proposal is adopted. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws, our charter and bylaws and existing contracts.

For example it would be consistent with this proposal that a chairman of a key board committee would not serve on more than 3 boards (to avoid over-commitment), have more than 15-years tenure (long-tenure impacts independence), have non-director links to our company or have a record of serving on boards with a poor governance ratings unless it was clearly a turnaround situation.

Under this proposal our directors in 2005 with the following characteristics may not be qualified to chair a key committee:
  • Two of our directors had 17 and 19 years tenure – Independence concern.
  • Mr. Baldwin served on the W.R. Grace (GRA) board rated "D" overall by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm.
  • Ms. Johnson served on the NorthWest Corp. board (NWEC) rated "D" and the MasTec, Inc. board (MTC) rated "F."

Adopting this policy is a good way to assure shareholders that our key board committees are chaired by highly qualified independent directors who are not over-committed.

**Director Qualifications
Yes on 3**

Notes:
Robert Lavely, 2428 Route 381, Rector, PA 15677 submitted this proposal.

 Allegheny Energy

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 838-6177
ddunlap@alleghenyenergy.com

PRIVILEGED AND CONFIDENTIAL
SUBJECT TO THE ATTORNEY WORK PRODUCT
AND ATTORNEY-CLIENT PRIVILEGES

December 22, 2005

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "Company"), included herein is (i) a no-action request letter and (ii) pursuant to the Staff Bulletin 14C (CF), attached to this cover letter as Exhibit A are copies of correspondence, relating to stock ownership under Rule 14a-8b, that the Company has exchanged relating to the shareholder proposal submitted by Robert J. Lavely (the "Proponent") and responses to the correspondence. I have redacted the non-pertinent information such as names of other proponents.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this cover letter and Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent, and, at the Proponent's request, to John Chevedden.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures
cc: Robert J. Lavely
     John Chevedden

EXHIBIT A

CORRESPONDENCE


Allegheny Energy

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 838-6177
ddunlap@alleghenyenergy.com

December 2, 2005

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERIVCE

Mr. Robert J. Lavely
2428 Route 381
Rector, PA 15677

Dear Mr. Lavely:

We received your letter on November 24, 2005 (copy enclosed) submitting a shareholder proposal for the 2006 Proxy Statement of Allegheny Energy, Inc. (the "Company").

Securities and Exchange Commission rules and regulations, including 14a-8, govern the proxy process and shareholder proposals. For your reference, I am enclosing a copy of Rule 14a-8 with this letter.

Your proposal does not satisfy the requirements of Rule 14a-8. Based on the records of our transfer agent, Mellon Investor Services LLC, you have not continuously held at least $2,000 in market value, or 1%, of the Company's securities. We expect that you, like many shareholders, may own additional shares in "street name" through a record holder such as a broker or bank. In that case, Rule 14a-8b(1) states that "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the [C]ompany's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." In this case and consistent with Rule 14a-8b(2), you must prove your eligibility by submitting:

- a written statement that you intend to continue to hold the securities through the date of the Company's annual meeting; and

- either:

    o a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year; or

    o a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your

ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to the e-mail address or fax number above, within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if on a timely basis you prove your eligibility, we will review the proposal on its merits and take appropriate action. As discussed in the rules, we may still seek to exclude your proposal on substantive grounds, even if you cure the eligibility and procedural defects.

I look forward to your response to this letter. I can be reached by U.S. mail at the address above, by email at ddunlap@alleghenyenergy.com or by telephone at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures
c: Mr. John Chevedden
        2215 Nelson Avenue
        Redondo Beach, CA 90278

Robert J. Lavely
2428 Route 381
Rector, Pa.15677

Mr. Paul Evanson
Chairman
Allegheny Energy, Inc. (AYE)
800 Cabin Hill Drive
Greensburg, Pa.15601
PH: 724-838-6999
FX: 724-838-6864

Dear Mr.Evanson,

This Rule 14a-8 proposal is respectfully submitted for the next annual
shareholder meeting. This proposal is submitted to support the long-
term performance of our company. Rule 14a-8 requirements are intended
to be met including record holder ownership of the required stock
value until after the date of the applicable shareholder meeting.
This submitted format, with the shareholder-supplied emphasis, is
intended to be used for a definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on
my behalf in shareholder matters, including this shareholder proposal
for the forthcoming shareholder meeting before, during and after the
forthcoming shareholder meeting. Please direct all future
communication to Mr. John Chevedden at:

PH: 310-371-7872
FX: 310-371-7872

2215 Nelson Avenue
Redondo Beach, Ca. 90278

Sincerely,

Robert J. Lavely
Shareholder of Record
Allegheny Energy Inc.
cc:
Daniel Dunlap
Senior Attorney
FX: 724-838-6177
PH: 724-838-6188

Date:11/04/05

3 – Director Qualifications

RESOLVED: Shareholders request that our board of directors adopt a policy (in our bylaws if practicable) that our key board committees of audit, nomination and compensation be chaired by highly-qualified independent directors who are not over-committed.

This proposal gives our company an opportunity to cure director disqualification should it exist or occur once this proposal is adopted. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws, our charter and bylaws and existing contracts.

For example it would be consistent with this proposal that a chairman of a key board committee would not serve on more than 3 boards (to avoid over-commitment), have more than 15-years tenure (long-tenure impacts independence), have non-director links to our company or have a record of serving on boards with a poor governance ratings unless it was clearly a turnaround situation.

Under this proposal our directors in 2005 with the following characteristics may not be qualified to chair a key committee:
- Two of our directors had 17 and 19 years tenure – Independence concern.
- Mr. Baldwin served on the W.R. Grace (GRA) board rated "D" overall by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm.
- Ms. Johnson served on the NorthWest Corp. board (NWEC) rated "D" and the MasTec, Inc. board (MTC) rated "F."

Adopting this policy is a good way to assure shareholders that our key board committees are chaired by highly qualified independent directors who are not over-committed.


Director Qualifications
Yes on 3


Notes:
Robert Lavely, 2428 Route 381, Rector, PA 15677 submitted this proposal.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROXY RULES

REGULATION 14A — SOLICITATION OF PROXIES

ATTENTION ELECTRONIC FILERS

THIS REGULATION SHOULD BE READ IN CONJUNCTION WITH REGULATION S-T (PART 232 OF THIS CHAPTER), WHICH GOVERNS THE PREPARATION AND SUBMISSION OF DOCUMENTS IN ELECTRONIC FORMAT. MANY PROVISIONS RELATING TO THE PREPARATION AND SUBMISSION OF DOCUMENTS IN PAPER FORMAT CONTAINED IN THIS REGULATION ARE SUPERSEDED BY THE PROVISIONS OF REGULATION S-T FOR DOCUMENTS REQUIRED TO BE FILED IN ELECTRONIC FORMAT.

Definitions

Reg. §240.14a-1. Unless the context otherwise requires, all terms used in this regulation have the same meanings as in the Act or elsewhere in the general rules and regulations thereunder. In addition, the following definitions apply unless the context otherwise requires:

(a) *Associate.* The term "associate," used to indicate a relationship with any person, means (1) any corporation or organization (other than the registrant or a majority owned subsidiary of the registrant) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities; (2) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (3) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the registrant or any of its parents or subsidiaries.

(b) *Employee benefit plan.* For purposes of §§240.14a-13, 240.14b-1 and 240.14b-2, the term "employee benefit plan" means any purchase, savings, option, bonus, appreciation, profit sharing, thrift, incentive, pension or similar plan solely for employees, directors, trustees or officers.

(c) *Entity that exercises fiduciary powers.* The term "entity that exercises fiduciary powers" means any entity that holds securities in nominee name or otherwise on behalf of a beneficial owner but does not include a clearing agency registered pursuant to section 17A of the Act or a broker or a dealer.

(d) *Exempt employee benefit plan securities.* For purposes of §§240.14a-13, 240.14b-1 and 240.14b-2, the term "exempt employee benefit plan securities" means: (1) securities of the registrant held by an employee benefit plan, as defined in paragraph (b) of this section, where such plan is established by the registrant; or (2) if notice regarding the current solicitation has been given pursuant to §240.14a-13(a)(1)(ii)(C) or if notice regarding the current request for a list of names, addresses and securities positions of beneficial owners has been given pursuant to §240.14a-13(b)(3), securities of the registrant held by an employee benefit plan, as defined in paragraph (b) of this section, where such plan is established by an affiliate of the registrant.

(e) *Last fiscal year.* The term "last fiscal year" of the registrant means the last fiscal year of the registrant ending prior to the date of the meeting for which proxies are to be solicited or if the solicitation involves written authorizations or consents in lieu of a meeting, the earliest date they may be used to effect corporate action.

(f) *Proxy.* The term "proxy" includes every proxy, consent or authorization within the meaning of section 14(a) of the Act. The consent or authorization may take the form of failure to object or to dissent.

(g) *Proxy statement.* The term "proxy statement" means the statement required by §240.14a-3(a) whether or not contained in a single document.

(h) *Record date.* The term "record date" means the date as of which the record holders of securities entitled to vote at a meeting or by written consent or authorization shall be determined.

(i) *Record holder.* For purposes of §§240.14a-13, 240.14b-1 and 240.14b-2, the term "record holder" means any broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers which holds securities of record in nominee name or otherwise or as a participant in a clearing agency registered pursuant to section 17A of the Act.

(j) *Registrant.* The term "registrant" means the issuer of the securities in respect of which proxies are to be solicited.

(k) *Respondent bank.* For purposes of §§240.14a-13, 240.14b-1 and 240.14b-2, the term "respondent bank" means any bank, association or other entity that exercises fiduciary powers which holds securities on behalf of beneficial owners and deposits such securities for safekeeping with another bank, association or other entity that exercises fiduciary powers.

(l) *Solicitation.*

    (1) The terms "solicit" and "solicitation" include:

        (i) Any request for a proxy whether or not accompanied by or included in a form of proxy;

        (ii) Any request to execute or not to execute, or to revoke, a proxy; or

        (iii) The furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.

    (2) The terms do not apply, however, to:

        (i) The furnishing of a form of proxy to a security holder upon the unsolicited request of such security holder;

        (ii) The performance by the registrant of acts required by § 240.14a-7;

        (iii) The performance by any person of ministerial acts on behalf of a person soliciting a proxy; or

        (iv) A communication by a security holder who does not otherwise engage in a proxy solicitation (other than a solicitation exempt under § 240.14a-2) stating how the security holder intends to vote and the reasons therefor, provided that the communication:

            (A) is made by means of speeches in public forums, press releases, published or broadcast opinions, statements or advertisements appearing in a broadcast media, or newspaper, magazine or other bona fide publication disseminated on a regular basis,

            (B) is directed to persons to whom the security holder owes a fiduciary duty in connection with the voting of securities of a registrant held by the security holder, or

            (C) is made in response to unsolicited requests for additional information with respect to a prior communication by the security holder made pursuant to this paragraph (*l*)(*2*)(iv).

Solicitations to Which §240.14a-3 to §240.14a-15 Apply

Reg. §240.14a-2. Sections 240.14a-3 to 240.14a-15, except as specified below, apply to every solicitation of a proxy with respect to securities registered pursuant to Section 12 of the Act (15 U.S.C. 78*l*), whether or not trading in such securities has been suspended. To the extent specified below, certain of these sections also apply to roll-up transactions that do not involve an entity with securities registered pursuant to Section 12 of the Act.

(a) Sections 240.14a-3 to 240.14a-15 do not apply to the following:

    (1) Any solicitation by a person in respect to securities carried in his name or in the name of his nominee (otherwise than as voting trustee) or held in his custody, if such person —

        (i) Receives no commission or remuneration for such solicitation, directly or indirectly, other than reimbursement of reasonable expenses,

        (ii) Furnishes promptly to the person solicited a copy of all soliciting material with respect to the same subject matter or meeting received from all persons who shall furnish copies thereof for such purpose and who shall, if requested, defray the reasonable expenses to be incurred in forwarding such material, and

        (iii) In addition, does no more than impartially instruct the person solicited to forward a proxy to the person, if any, to whom the person solicited desires to give a proxy, or impartially request from the person solicited instructions as to the authority to be conferred by the proxy and state that a proxy will be given if no instructions are received by a certain date.

(2) Any solicitation by a person in respect of securities of which he is the beneficial owner;

(3) Any solicitation involved in the offer and sale of securities registered under the Securities Act of 1933: *Provided*, That this paragraph shall not apply to securities to be issued in any transaction of the character specified in paragraph (a) of Rule 145 under that Act;

(4) Any solicitation with respect to a plan of reorganization under Chapter 11 of the Bankruptcy Reform Act of 1978, as amended, if made after the entry of an order approving the written disclosure statement concerning a plan of reorganization pursuant to section 1125 of said Act and after, or concurrently with, the transmittal of such disclosure statement as required by section 1125 of said Act;

(5) Any solicitation which is subject to Rule 62 under the Public Utility Holding Company Act of 1935; and

(6) Any solicitation through the medium of a newspaper advertisement which informs security holders of a source from which they may obtain copies of a proxy statement, form of proxy and any other soliciting material and does no more than (i) name the registrant, (ii) state the reason for the advertisement, and (iii) identify the proposal or proposals to be acted upon by security holders.

(b) Sections 240.14a-3 to 240.14a-6 (other than 14a-6(g)), 240.14a-8, and 240.14a-10 to 14a-15 do not apply to the following:

(1) Any solicitation by or on behalf of any person who does not, at any time during such solicitation, seek directly or indirectly, either on its own or another's behalf, the power to act as proxy for a security holder and does not furnish or otherwise request, or act on behalf of a person who furnishes or requests, a form of revocation, abstention, consent or authorization. *Provided, however,* that the exemptions set forth in this paragraph shall not apply to:

(i) the registrant or an affiliate or associate of the registrant (other than an officer or director or any person serving in a similar capacity);

(ii) an officer or director of the registrant or any person serving in a similar capacity engaging in a solicitation financed directly or indirectly by the registrant;

(iii) an officer, director, affiliate or associate of a person that is ineligible to rely on the exemption set forth in this paragraph (other than persons specified in paragraph (b)(1)(i) of this section), or any person serving in a similar capacity;

(iv) any nominee for whose election as a director proxies are solicited;

(v) any person soliciting in opposition to a merger, recapitalization, reorganization, sale of assets or other extraordinary transaction recommended or approved by the board of directors of the registrant who is proposing or intends to propose an alternative transaction to which such person or one of its affiliates is a party;

(vi) any person who is required to report beneficial ownership of the registrant's equity securities on a Schedule 13D [§ 240.13d-101], unless such person has filed a Schedule 13D and has not disclosed pursuant to Item 4 thereto an intent, or reserved the right, to engage in a control transaction, or any contested solicitation for the election of directors;

(vii) any person who receives compensation from an ineligible persons directly related to the solicitation of proxies, other than pursuant to § 240.14a-13;

(viii) where the registrant is an investment company registered under the Investment Company Act of 1940 [15 U.S.C. 80a-1 et seq.], an "interested person" of that investment company, as that term is defined in Section 2(a)(19) of the Investment Company Act [15 U.S.C. 80a-2];

(ix) any person who, because of a substantial interest in the subject matter of the solicitation, is likely to receive a benefit from a successful solicitation that would not be shared pro rata by all other holders of the same class of securities, other than a benefit arising from the person's employment with the registrant; and

(x) any person acting on behalf of any of the foregoing.

(2) Any solicitation made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten; and

3

(3) The furnishing of proxy voting advice by any person (the "advisor") to any other person with whom the advisor has a business relationship, if:

    (i) The advisor renders financial advice in the ordinary course of his business;

    (ii) The advisor discloses to the recipient of the advice any significant relationship with the registrant or any of its affiliates, or a security holder proponent of the matter on which advice is given, as well as any material interests of the advisor in such matter.

    (iii) The advisor receives no special commission or remuneration for furnishing the proxy voting advice from any person other than a recipient of the advice and other persons who receive similar advice under this subsection; and

    (iv) The proxy voting advice is not furnished on behalf of any person soliciting proxies or on behalf of a participant in an election subject to the provisions of Rule 14a-11.

(4) Any solicitation in connection with a roll-up transaction as defined in Item 901(c) of Regulation S-K (§ 229.901 of this chapter) in which the holder of a security that is the subject of a proposed roll-up transaction engages in preliminary communications with other holders of securities that are the subject of the same limited partnership roll-up transaction for the purpose of determining whether to solicit proxies, consents, or authorizations in opposition to the proposed limited partnership roll-up transaction; *provided, however*, that:

    (i) This exemption shall not apply to a security holder who is an affiliate of the registrant or general partner or sponsor; and

    (ii) This exemption shall not apply to a holder of five percent (5%) or more of the outstanding securities of a class that is the subject of the proposed roll-up transaction who engages in the business of buying and selling limited partnership interests in the secondary market unless that holder discloses to the persons to whom the communications are made such ownership interest and any relations of the holder to the parties of the transaction or to the transaction itself, as required by § 240.14a-6(n)(1) and specified in the Notice of Exempt Preliminary Roll-up Communication (§ 240.14a-104). If the communication is oral, this disclosure may be provided to the security holder orally. Whether the communication is written or oral, the notice required by § 240.14a-6(n) and § 240.14a-104 shall be furnished to the Commission.

(5) Publication or distribution by a broker or a dealer of a research report in accordance with Rule 138 (§230.138 of this chapter) or Rule 139 (§230.139 of this chapter) during a transaction in which the broker or dealer or its affiliate participates or acts in an advisory role.

Information to be Furnished Security Holders

Reg. §240.14a-3.

(a) No solicitation subject to this regulation shall be made unless each person solicited is concurrently furnished or has previously been furnished with a publicly-filed preliminary or definitive written proxy statement containing the information specified in Schedule 14A (§240.14a-101) or with a publicly-filed preliminary or definitive written proxy statement included in a registration statement filed under the Securities Act of 1933 on Form S-4 or F-4 (§239.25 or §239.34 of this chapter) or Form N-14 (§239.23) and containing the information specified in such Form.

(b) If the solicitation is made on behalf of the registrant other than an investment company registered under the Investment Company Act of 1940, and relates to an annual (or special meeting in lieu of the annual) meeting of security holders, or written consent in lieu of such meeting, at which directors are to be elected, each proxy statement furnished pursuant to paragraph (a) of this section shall be accompanied or preceded by an annual report to security holders as follows:

Note to Small Business Issuers. A "small business issuer," defined under Rule 12b-2 of the Exchange Act (§240.12b-2), shall refer to the disclosure items in Regulation S-B (§ 228.10-702 of this chapter) rather than Regulation S-K (§ 229.10-702 of this chapter). If there is no comparable disclosure item in Regulation S-B, a small business issuer need not provide the information requested. A small business issuer shall provide the information in Item 310(a) of Regulation S-B in lieu of the financial information required by Rule 14a-3(b)(1) (§ 240.14a-3(b)(1)). Small business issuers using the transitional small business issuers disclosure format in the filing of their most recent annual report on Form 10-KSB (§ 249.310b of this chapter) need not provide the information specified below. Rather, those small business issuers shall provide only the financial statements required to be filed in their most recent Form 10-KSB. The inclusion of additional information, including information required of non-transitional small business issuers, in the annual report to security holders will not cause the issuer to be ineligible for the transitional disclosure forms.

(1) The report shall include, for the registrant and its subsidiaries consolidated, audited balance sheets as of the end

of each of the two most recent fiscal years and audited statements of income and cash flows for each of the three most recent fiscal years prepared in accordance with Regulation S-X (Part 210 of this chapter), except that the provisions of Article 3 (other than §210.3-03(e), 210.3-04 and 210.3-20) and Article 11 shall not apply. Any financial statement schedules or exhibits or separate financial statements which may otherwise be required in filings with the Commission may be omitted. If the financial statements of the registrant and its subsidiaries consolidated in the annual report filed or to be filed with the Commission are not required to be audited, the financial statements required by this paragraph may be unaudited.

Note 1: If the financial statements for a period prior to the most recently completed fiscal year have been examined by a predecessor accountant, the separate report of the predecessor accountant may be omitted in the report to security holders provided the registrant has obtained from the predecessor accountant a reissued report covering the prior period presented and the successor accountant clearly indicates in the scope paragraph of his report (a) that the financial statements of the prior period were examined by other accountants, (b) the date of their report, (c) the type of opinion expressed by the predecessor accountant, and (d) the substantive reasons therefor, if it was other than unqualified. It should be noted, however, that the separate report of any predecessor accountant is required in filings with the Commission. If, for instance, the financial statements in the annual report to security holders are incorporated by reference in a Form 10-K and Form 10-KSB, the separate report of a predecessor accountant shall be filed in Part II or in Part IV as a financial statement schedule.

Note 2: For purposes of complying with § 240.14a-3, if the registrant has changed its fiscal closing date, financial statements covering two years and one period of nine to 12 months shall be deemed to satisfy the requirements for statements of income and cash flows for the three most recent fiscal years.

(2) (i) Financial statements and notes thereto shall be presented in roman type at least as large and as legible as 10-point modern type. If necessary for convenient presentation, the financial statements may be in roman type as large and as legible as 8-point modern type. All type shall be leaded at least 2 points.

(ii) Where the annual report to security holders is delivered through an electronic medium, issuers may satisfy legibility requirements applicable to printed documents, such as type size and font, by presenting all required information in a format readily communicated to investors.

(3) The report shall contain the supplementary financial information required by Item 302 of Regulation S-K (§229.302 of this chapter).

(4) The report shall contain information concerning changes in and disagreements with accountants on accounting and financial disclosure required by Item 304 of Regulation S-K (§229.304 of this chapter).

(5) (i) The report shall contain the selected financial data required by Item 301 of Regulation S-K (§229.301 of this chapter).

(ii) The report shall contain management's discussion and analysis of financial condition and results of operations required by Item 303 of Regulation S-K (§229.303 of this chapter) or, if applicable, a plan of operation required by Item 303(a) of Regulation S-B (§ 228.303(a) of this chapter).

(iii) The report shall contain the quantitative and qualitative disclosures about market risk required by Item 305 of Regulation S-K (229.305 of this chapter).

(6) The report shall contain a brief description of the business done by the registrant and its subsidiaries during the most recent fiscal year which will, in the opinion of management, indicate the general nature and scope of the business of the registrant and its subsidiaries.

(7) The report shall contain information relating to the registrant's industry segments, classes of similar products or services, foreign and domestic operations and exports sales required by paragraphs (b), (c)(1)(i) and (d) of Item 101 of Regulation S-K (§229.101 of this chapter).

(8) The report shall identify each of the registrant's directors and executive officers, and shall indicate the principal occupation or employment of each such person and the name and principal business of any organization by which such person is employed.

(9) The report shall contain the market price of and dividends on the registrant's common equity and related security holder matters required by Item 201 of Regulation S-K (§229.201 of this chapter).

(10) The registrant's proxy statement, or the report, shall contain an undertaking in bold face or otherwise reasonably prominent type to provide without charge to each person solicited upon the written request of any such person, a copy of the registrant's annual report on Form 10-K and Form 10-KSB, including the financial statements and the

5

financial statement schedules, required to be filed with the Commission pursuant to Rule 13a-1 under the Act for the registrant's most recent fiscal year, and shall indicate the name and address (including title or department) of the person to whom such a written request is to be directed. In the discretion of management, a registrant need not undertake to furnish without charge copies of all exhibits to its Form 10-K and Form 10-KSB provided the copy of the annual report on Form 10-K and Form 10-KSB furnished without charge to requesting security holders is accompanied by a list briefly describing all the exhibits not contained therein and indicating that the registrant will furnish any exhibit upon the payment of a specified reasonable fee which fee shall be limited to the registrant's reasonable expenses in furnishing such exhibit. If the registrant's annual report to security holders complies with all of the disclosure requirements of Form 10-K and Form 10-KSB and is filed with the Commission in satisfaction of its Form 10-K and Form 10-KSB filing requirements, such registrant need not furnish a separate Form 10-K and Form 10-KSB to security holders who receive a copy of such annual report.

Note: Pursuant to the undertaking required by paragraph (b)(10) of this section, a registrant shall furnish a copy of its annual report on Form 10-K (§249.310 of this chapter) and Form 10-KSB (§ 249.310b of this chapter) to a beneficial owner of its securities upon receipt of a written request from such person. Each request must set forth a good faith representation that, as of the record date for the solicitation requiring the furnishing of the annual report to security holders pursuant to paragraph (b) of this section, the person making the request was a beneficial owner of securities entitled to vote.

(11) Subject to the foregoing requirements, the report may be in any form deemed suitable by management and the information required by paragraphs (b)(5) to (b)(10) of this section may be presented in an appendix or other separate section of the report, provided that the attention of security holders is called to such presentation.

Note: Registrants are encouraged to utilize tables, schedules, charts and graphic illustrations of present financial information in an understandable manner. Any presentation of financial information must be consistent with the data in the financial statements contained in the report and, if appropriate, should refer to relevant portions of the financial statements and notes thereto.

(12) [Reserved]

(13) Paragraph (b) of this section shall not apply, however, to solicitations made on behalf of the registrant before the financial statements are available if a solicitation is being made at the same time in opposition to the registrant and if the registrant's proxy statement includes an undertaking in bold-face type to furnish such annual report to all persons being solicited at least 20 calendar days before the date of the meeting or, if the solicitation refers to a written consent or authorization in lieu of a meeting, at least 20 calendar days prior to the earliest date on which it may be used to effect corporate action.

(c) Seven copies of the report sent to security holders pursuant to this rule shall be mailed to the Commission, solely for its information, not later than the date on which such report is first sent or given to security holders or the date on which preliminary copies, or definitive copies, if preliminary filing was not required, of solicitation material are filed with the Commission pursuant to Rule 14a-6(a), whichever date is later. The report is not deemed to be "soliciting material" or to be "filed" with the Commission or subject to this regulation otherwise than as provided in this Rule, or to the liabilities of section 18 of the Act, except to the extent that the registrant specifically requests that it be treated as a part of the proxy soliciting material or incorporates it in the proxy statement or other filed report by reference.

(d) An annual report to security holders prepared on an integrated basis pursuant to General Instruction H to Form 10-K (§249.310) and Form 10-KSB (§ 249.310b) may also be submitted in satisfaction of this rule. When filed as the annual report on Form 10-K and Form 10-KSB, responses to the Items of that form are subject to section 18 of the Act notwithstanding paragraph (c).

(e) Notwithstanding paragraphs (a) and (b) of this section:

(1) A registrant is not required to send an annual report to a security holder of record having the same address as another security holder of record, provided that (i) such security holders are not holding such registrant's securities in nominee name, (ii) at least one report is sent to a holder of record at that address and (iii) the holders of record to whom a report is not sent agree thereto in writing; and

(2) Unless state law requires otherwise, a registrant is not required to send an annual report or proxy statement to a security holder if: (i) an annual report and a proxy statement for two consecutive annual meetings; or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities, or dividend reinvestment confirmations, during a twelve month period, have been mailed to such security holder's address and have been returned undeliverable. If any such security holder delivers or causes to be delivered to the registrant written notice setting forth his then current address for security holder communications purposes, the registrant's obligation to deliver an annual report or a proxy statement under this section is reinstated.

(f) The provisions of paragraph (a) of this section shall not apply to a communication made by means of speeches in public forums, press releases, published or broadcast opinions, statements, or advertisements appearing in a broadcast media, newspaper, magazine or other bona fide publication disseminated on a regular basis, provided that:

(1) no form of proxy, consent or authorization or means to execute the same is provided to a security holder in connection with the communication; and

(2) at the time the communication is made, a definitive proxy statement is on file with the Commission pursuant to § 240.14a-6(b).

Requirements as to Proxy

Reg. §240.14a-4.

(a) The form of proxy (1) shall indicate in bold-face type whether or not the proxy is solicited on behalf of the registrant's board of directors or, if provided other than by a majority of the board of directors, shall indicate in bold-face type on whose behalf the solicitation is made; (2) shall provide a specifically designated blank space for dating the proxy card; and (3) shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders. No reference need be made, however, to proposals as to which discretionary authority is conferred pursuant to paragraph (c) of this section.

Note to paragraph (a)(3) (electronic filers): Electronic filers shall satisfy the filing requirements of Rule 14a-6(a) or (b) (§240.14a-6(a) or (b)) with respect to the form of proxy by filing the form of proxy as an appendix at the end of the proxy statement. Forms of proxy shall not be filed as exhibits or separate documents within an electronic submission.

(b) (1) Means shall be provided in the form of proxy whereby the person solicited is afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to, each separate matter referred to therein as intended to be acted upon, other than elections to office. A proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case.

(2) A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:

(i) a box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or

(ii) an instruction in bold-face type which indicates that the security holder may withhold authority to vote for any nominee by lining through or otherwise striking out the name of any nominee; or

(iii) designated blank spaces in which the security holder may enter the names of nominees with respect to whom the shareholder chooses to withhold authority to vote; or

(iv) any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee.

Such form of proxy also may provide a means for the security holder to grant authority to vote for the nominees set forth, as a group, provided that there is a similar means for the security holder to withhold authority to vote for such group of nominees. Any such form of proxy which is executed by the security holder in such manner as not to withhold authority to vote for the election of any nominee shall be deemed to grant such authority, provided that the form of proxy so states in bold-face type.

Instructions:

1. Paragraph (2) does not apply in the case of a merger, consolidation or other plan if the election of directors is an integral part of the plan.

2. If applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, the issuer should provide a similar means for security holders to vote against each nominee.

(c) A proxy may confer discretionary authority to vote on any of the following matters:

(1) For an annual meeting of shareholders, if the registrant did not have notice of the matter at least 45 days before the date on which the registrant first mailed its proxy materials for the prior year's annual meeting of shareholders (or date specified by an advance notice provision), and a specific statement to that effect is made in the proxy statement or form of proxy. If during the prior year the registrant did not hold an annual meeting, or if the date of the meeting has changed more than 30 days from the prior year, then notice must not have been received a reasonable time before the registrant mails its proxy materials for the current year.

(2) In the case in which the registrant has received timely notice in connection with an annual meeting of shareholders (as determined under paragraph (c)(1) of this section), if the registrant includes, in the proxy statement, advice on the nature of the matter and how the registrant intends to exercise its discretion to vote on each matter. However, even if the registrant includes this information in its proxy statement, it may not exercise discretionary voting authority on a particular proposal if the proponent:

(i) Provides the registrant with a written statement, within the time-frame determined under paragraph (c)(1) of this section, that the proponent intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry the proposal;

(ii) Includes the same statement in its proxy materials filed under §240.14a-6; and

(iii) Immediately after soliciting the percentage of shareholders required to carry the proposal, provides the registrant with a statement from any solicitor or other person with knowledge that the necessary steps have been taken to deliver a proxy statement and form of proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry the proposal.

(3) For solicitations other than for annual meetings or for solicitations by persons other than the registrant, matters which the persons making the solicitation do not know, a reasonable time before the solicitation, are to be presented at the meeting, if a specific statement to that effect is made in the proxy statement or form of proxy.

(4) Approval of the minutes of the prior meeting if such approval does not amount to ratification of the action taken at that meeting;

(5) The election of any person to any office for which a bona fide nominee is named in the proxy statement and such nominee is unable to serve or for good cause will not serve.

(6) Any proposal omitted from the proxy statement and form of proxy pursuant to §240.14a-8 or §240.14a-9 of this chapter.

(7) Matters incident to the conduct of the meeting.

(d) No proxy shall confer authority (1) to vote for the election of any person to any office for which a bona fide nominee is not named in the proxy statement, (2) to vote at any annual meeting other than the next annual meeting (or any adjournment thereof) to be held after the date on which the proxy statement and form of proxy are first sent or given to security holders, (3) to vote with respect to more than one meeting (and any adjournment thereof) or more than one consent solicitation or (4) to consent to or authorize any action other than the action proposed to be taken in the proxy statement, or matters referred to in paragraph (c) of this rule. A person shall not be deemed to be a bona fide nominee and he shall not be named as such unless he has consented to being named in the proxy statement and to serve if elected. *Provided, however,* that nothing in this section 240.14a-4 shall prevent any person soliciting in support of nominees who, if elected, would constitute a minority of the board of directors, from seeking authority to vote for nominees named in the registrant's proxy statement, so long as the soliciting party:

(i) seeks authority to vote in the aggregate for the number of director positions then subject to election;

(ii) represents that it will vote for all the registrant nominees, other than those registrant nominees specified by the soliciting party;

(iii) provides the security holder an opportunity to withhold authority with respect to any other registrant nominee by writing the name of that nominee on the form of proxy; and

(iv) states on the form of proxy and in the proxy statement that there is no assurance that the registrant's nominees will serve if elected with any of the soliciting party's nominees.

(e) The proxy statement or form of proxy shall provide, subject to reasonable specified conditions, that the shares represented by the proxy will be voted and that where the person solicited specifies by means of a ballot provided pursuant to paragraph (b) a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the specifications so made.

(f)	No person conducting a solicitation subject to this regulation shall deliver a form of proxy, consent or authorization to any security holder unless the security holder concurrently receives, or has previously received, a definitive proxy statement that has been filed with the Commission pursuant to § 240.14a-6(b).

Presentation of Information in Proxy Statement

Reg. §240.14a-5.

(a)	The information included in the proxy statement shall be clearly presented and the statements made shall be divided into groups according to subject matter and the various groups of statements shall be preceded by appropriate headings. The order of items and sub-items in the schedule need not be followed. Where practicable and appropriate, the information shall be presented in tabular form. All amounts shall be stated in figures. Information required by more than one applicable item need not be repeated. No statement need be made in response to any item or sub-item which is inapplicable.

(b)	Any information required to be included in the proxy statement as to terms of securities or other subject matter which from a standpoint of practical necessity must be determined in the future may be stated in terms of present knowledge and intention. To the extent practicable, the authority to be conferred concerning each such matter shall be confined within limits reasonably related to the need for discretionary authority. Subject to the foregoing, information which is not known to the persons on whose behalf the solicitation is to be made and which it is not reasonably within the power of such persons to ascertain or procure may be omitted, if a brief statement of the circumstances rendering such information unavailable is made.

(c)	Any information contained in any other proxy soliciting material which has been furnished to each person solicited in connection with the same meeting or subject matter may be omitted from the proxy statement, if a clear reference is made to the particular document containing such information.

(d)	(1)	All printed proxy statements shall be in roman type at least as large and as legible as 10-point modern type, except that to the extent necessary for convenient presentation financial statements and other tabular data, but not the notes thereto, may be in roman type at least as large and as legible as 8-point modern type. All such type shall be leaded at least 2 points.

(2)	Where a proxy statement is delivered through an electronic medium, issuers may satisfy legibility requirements applicable to printed documents, such as type size and font, by presenting all required information in a format readily communicated to investors.

(e)	All proxy statements shall disclose, under an appropriate caption, the following dates:

(1)	The deadline for submitting shareholder proposals for inclusion in the registrant's proxy statement and form of proxy for the registrant's next annual meeting, calculated in the manner provided in §240.14a-8(d)(Question 4); and

(2)	The date after which notice of a shareholder proposal submitted outside the processes of §240.14a-8 is considered untimely, either calculated in the manner provided by §240.14a-4(c)(1) or as established by the registrant's advance notice provision, if any, authorized by applicable state law.

(f)	If the date of the next annual meeting is subsequently advanced or delayed by more than 30 calendar days from the date of the annual meeting to which the proxy statement relates, the registrant shall, in a timely manner, inform shareholders of such change, and the new dates referred to in paragraphs (e)(1) and (e)(2) of this section, by including a notice, under Item 5, in its earliest possible quarterly report on Form 10-Q (§249.308a of this chapter) or Form 10-QSB (§249.308b of this chapter), or, in the case of investment companies, in a shareholder report under §270.30d-1 of this chapter under the Investment Company Act of 1940, or, if impracticable, any means reasonably calculated to inform shareholders.

Filing Requirements

Reg. §240. 14a-6.

(a)	*Preliminary proxy statement.* Five preliminary copies of the proxy statement and form of proxy shall be filed with the Commission at least 10 calendar days prior to the date definitive copies of such material are first sent or given to security holders, or such shorter period prior to that date as the Commission may authorize upon a showing of good cause thereunder. A registrant, however, shall not file with the Commission a preliminary proxy statement, form of proxy or other soliciting material to be furnished to security holders concurrently therewith if the solicitation relates to an annual (or special meeting in lieu of the annual) meeting, or for an investment company registered under the Investment Company Act of 1940 (15 U.S.C. 80a-1 *et seq.*) or a business development company, if the solicitation relates to any meeting of security holders at which the only matters to be acted upon are:

(1) the election of directors;

(2) the election, approval or ratification of accountant(s);

(3) a security holder proposal included pursuant to Rule 14a-8 (§240.14a-8 of this chapter);

(4) the approval or ratification of a plan as defined in paragraph (a)(7)(ii) of Item 402 of Regulation S-K (§ 229.402(a)(7)(ii) of this chapter) or amendments to such a plan;

(5) with respect to an investment company registered under the Investment Company Act of 1940 or a business development company, a proposal to continue, without change, any advisory or other contract or agreement that previously has been the subject of a proxy solicitation for which proxy material was filed with the Commission pursuant to this rule; and/or

(6) with respect to an open-end investment company registered under the Investment Company Act of 1940, a proposal to increase the number of shares authorized to be issued.

This exclusion from filing preliminary proxy material does not apply if the registrant comments upon or refers to a solicitation in opposition in connection with the meeting in its proxy material.

Note 1: The filing of revised material does not recommence the ten day time period unless the revised material contains material revisions or material new proposal(s) that constitute a fundamental change in the proxy material.

Note 2: The official responsible for the preparation of the preliminary material should make every effort to verify the accuracy and completeness of the information required by the applicable rules. The preliminary material should be filed with the Commission at the earliest practicable date.

Note 3: Solicitation in Opposition. For purposes of the exclusion from filing preliminary proxy material, a "solicitation in opposition" includes: (a) any solicitation opposing a proposal supported by the registrant; and (b) any solicitation supporting a proposal that the registrant does not expressly support, other than a security holder proposal included in the registrant's proxy material pursuant to Rule 14a-8 (§240.14a-8 of this chapter). The inclusion of a security holder proposal in the registrant's proxy material pursuant to Rule 14a-8 does not constitute a "solicitation in opposition," even if the registrant opposes the proposal and/or includes a statement in opposition to the proposal.

Note 4: A registrant that is filing proxy material in preliminary form only because the registrant has commented on or referred to a solicitation in opposition should indicate that fact in a transmittal letter when filing the preliminary material with the Commission.

(b) Definitive proxy statement and other soliciting material. Eight definitive copies of the proxy statement, form of proxy and all other soliciting materials, in the same form as the materials sent to security holders, must be filed with the Commission no later than the date they are first sent or given to security holders. Three copies of these materials also must be filed with, or mailed for filing to, each national securities exchange on which the registrant has a class of securities listed and registered.

(c) Personal solicitation materials. If part or all of the solicitation involves personal solicitation, then eight copies of all written instructions or other materials that discuss, review or comment on the merits of any matter to be acted on, that are furnished to persons making the actual solicitation for their use directly or indirectly in connection with the solicitation, must be filed with the Commission no later than the date the materials are first sent or given to these persons.

(d) *Release dates.* All preliminary proxy statements and forms of proxy filed pursuant to paragraph (a) of this section shall be accompanied by a statement of the date on which definitive copies thereof filed pursuant to paragraph (b) of this section are intended to be released to security holders. All definitive material filed pursuant to paragraph (b) of this section shall be accompanied by a statement of the date on which copies of such material were related to security holders, or, if not released, the date on which copies thereof are intended to be released. All material filed pursuant to paragraph (c) of this section shall be accompanied by a statement of the date on which copies thereof were released to the individual who will make the actual solicitation or it not released, the date on which copies thereof are intended to be released.

(e) (1) *Public availability of information.* All copies of preliminary proxy statements and forms of proxy filed pursuant to paragraph (a) of this section shall be clearly marked "Preliminary Copies," and shall be deemed available for public inspection unless confidential treatment is obtained pursuant to paragraph (e)(2) of this section.

(2) *Confidential treatment.* If action will be taken on any matter specified in Item 14 of Schedule 14A (§240.14a-101), all copies of the preliminary proxy statement and form of proxy filed under paragraph (a) of this section will be for the information of the Commission only and will not be deemed available for public inspection until filed with the Commission in definitive form so long as:

(i) The proxy statement does not relate to a matter or proposal subject to §240.13e-3 or a roll-up transaction as defined in Item 901(c) of Regulation S-K (§229.901(c) of this chapter);

(ii) Neither the parties to the transaction nor any persons authorized to act on their behalf have made any public communications relating to the transaction except for statements where the content is limited to the information specified in §230.135 of this chapter; and

(iii) The materials are filed in paper and marked "Confidential, For Use of the Commission Only." In all cases, the materials may be disclosed to any department or agency of the United States Government and to the Congress, and the Commission may make any inquiries or investigation into the materials as may be necessary to conduct an adequate review by the Commission.

Instruction to paragraph (e)(2): If communications are made publicly that go beyond the information specified in §230.135 of this chapter, the preliminary proxy materials must be re-filed promptly with the Commission as public materials.

(f) *Communications not required to be filed.* Copies of replies to inquiries from security holders requesting further information and copies of communications which do no more than request that forms of proxy theretofore solicited be signed and returned need not be filed pursuant to this rule.

(g) *Solicitations subject to § 240.14a-2(b)(1).*

(1) Any person who:

(i) engages in a solicitation pursuant to § 240.14a-2(b)(1), and

(ii) at the commencement of that solicitation owns beneficially securities of the class which is the subject of the solicitation with a market value of over $5 million, shall furnish or mail to the Commission, not later than three days after the date the written solicitation is first sent or given to any security holder, five copies of a statement containing the information specified in the Notice of Exempt Solicitation [§ 240.14a-103] which statement shall attach as an exhibit all written soliciting materials. Five copies of an amendment to such statement shall be furnished or mailed to the Commission, in connection with dissemination of any additional communications, not later than three days after the date the additional material is first sent or given to any security holder. Three copies of the Notice of Exempt Solicitation and amendments thereto shall, at the same time the materials are furnished or mailed to the Commission, be furnished or mailed to each national securities exchange upon which any class of securities of the registrant is listed and registered.

(2) Notwithstanding paragraph (g)(1) of this section, no such submission need be made with respect to oral solicitations (other than with respect to scripts used in connection with such oral solicitations), speeches delivered in a public forum, press releases, published or broadcast opinions, statements, and advertisements appearing in a broadcast media, or a newspaper, magazine or other bona fide publication dissemination on a regular basis.

(h) *Revised material.* Where any proxy statement, form of proxy or other material filed pursuant to this rule is amended or revised, two of the copies of such amended or revised material filed pursuant to this rule (or in the case of investment companies registered under the Investment Company Act of 1940, three of such copies) shall be marked to indicate clearly and precisely the changes effected therein. If the amendment or revision alters the text of the material the changes in such text shall be indicated by means of underscoring or in some other appropriate manner.

(i) *Fees.* At the time of filing the proxy solicitation material, the persons upon whose behalf the solicitation is made, other than investment companies registered under the Investment Company Act of 1940, shall pay to the Commission the following applicable fee:

(1) For preliminary proxy material involving acquisitions, mergers, spinoffs, consolidations or proposed sales or other dispositions of substantially all the assets of the company, a fee established in accordance with Rule 0-11 (240.0-11 of this chapter) shall be paid. No refund shall be given.

(2) For all other proxy submissions and submissions made pursuant to 240.14a-6(g), no fee shall be required

(j) *Merger proxy materials.*

(1) Any proxy statement, form of proxy or other soliciting material required to be filed by this section that also is either:

(i) included in a registration statement filed under the Securities Act of 1933 on Forms S-4 (§239.25 of this

chapter), F-4 (§239.34 of this chapter) or N-14 (§239.23 of this chapter); or

    (ii)   filed under §230.424, §230.425 or §230.497 of this chapter is required to be filed only under the Securities Act, and is deemed filed under this section.

  (2)   Under paragraph (j)(1) of this section, the fee required by paragraph (i) of this section need not be paid.

(k)   *Computing time periods.* In computing time periods beginning with the filing date specified in Regulation 14A (§§240.14a-1 to §§240.14b-1 of this chapter), the filing date shall be counted as the first day of the time period and midnight of the last day shall constitute the end of the specified time period.

(l)   *Roll-up transactions.* If a transaction is a roll-up transaction as defined in Item 901(c) of Regulation S-K [17 CFR 229.901(c)] and is registered (or authorized to be registered) on Form S-4 (17 CFR 229.25) or Form F-4 (17 CFR 229.34), the proxy statement of the sponsor or the general partner as defined in Item 901(d) and Item 901(a), respectively, of Regulation S-K (17 CFR 229.901) must be distributed to security holders no later than the lesser of 60 calendar days prior to the date on which the meeting of security holders is held or action is taken, or the maximum number of days permitted for giving notice under applicable state law.

(m)   *Cover Page.* Proxy materials filed with the Commission shall include a cover page in the form set in Schedule 14A (§ 240.14a-101 of this chapter). The cover page required by this paragraph need not be distributed to security holders.

(n)   *Solicitations subject to § 240.14a-2(b)(4).* Any person who:

  (1)   Engages in a solicitation pursuant to § 240.14a-2(b)(4), and

  (2)   At the commencement of that solicitation both owns five percent (5%) or more of the outstanding securities of a class that is the subject of the proposed roll-up transaction, and engages in the business of buying and selling limited partnership interests in the secondary market, shall furnish or mail to the Commission, not later than three days after the date an oral or written solicitation by that person is first made, sent or provided to any security holder, five copies of a statement containing the information specified in the Notice of Exempt Preliminary Roll-up Communication (§ 240.14a-104). Five copies of any amendment to such statement shall be furnished or mailed to the Commission not later than three days after a communication containing revised material is first made, sent or provided to any security holder.

(o)   *Solicitations before furnishing a definitive proxy statement.* Solicitations that are published, sent or given to security holders before they have been furnished a definitive proxy statement must be made in accordance with §240.14a-12 unless there is an exemption available under §240.14a-2.

Obligations of Registrants to Provide a List of, or Mail Soliciting Material to, Security Holders

Reg. § 240.14a-7.

(a)   If the registrant has made or intends to make a proxy solicitation in connection with a security holder meeting or action by consent or authorization, upon the written request by any record or beneficial holder of securities of the class entitled to vote at the meeting or to execute a consent or authorization to provide a list of security holders or to mail the requesting security holder's materials, regardless of whether the request references this section, the registrant shall:

  (1)   deliver to the requesting security holder within five business days after receipt of the request:

    (i)   notification as to whether the registrant has elected to mail the security holder's soliciting materials or provide a security holder list if the election under paragraph (b) is to be made by the registrant;

    (ii)   a statement of the approximate number of record holders and beneficial holders, separated by type of holder and class, owning securities in the same class or classes as holders which have been or are to be solicited on management's behalf, or any more limited group of such holders designated by the security holder if available or retrievable under the registrant's or its transfer agent's security holder data systems; and

    (iii)   the estimated cost of mailing a proxy statement, form of proxy or other communication to such holders, including to the extent known or reasonably available, the estimated costs of any bank, broker, and similar person through whom the registrant has solicited or intends to solicit beneficial owners in connection with the security holder meeting or action.

  (2)   perform the acts set forth in either paragraphs (a)(2)(i) or (a)(2)(ii) of this section, at the registrant's or requesting

security holder's option, as specified in paragraph (b) of this section:

    (i)   mail copies of any proxy statement, form of proxy or other soliciting material furnished by the security holder to the record holders, including banks, brokers, and similar entities, designated by the security holder. A sufficient number of copies must be mailed to the banks, brokers and similar entities for distribution to all beneficial owners designated by the security holder. The registrant shall mail the security holder material with reasonable promptness after tender of the material to be mailed, envelopes or other containers thereof, postage or payment for postage and other reasonable expenses of effecting such mailing. The registrant shall not be responsible for the content of the material; or

    (ii)   deliver the following information to the requesting security holder within five business days of receipt of the request: a reasonably current list of the names, addresses and security positions of the record holders, including banks, brokers and similar entities, holding securities in the same class or classes as holders which have been or are to be solicited on management's behalf, or any more limited group of such holders designated by the security holder if available or retrievable under the registrant's or its transfer agent's security holder data systems; the most recent list of names, addresses and security positions of beneficial owners as specified in § 240.14a-13(b), in the possession, or which subsequently comes into the possession, of the registrant. All security holder list information shall be in the form requested by the security holder to the extent that such form is available to the registrant without undue burden or expense. The registrant shall furnish the security holder with updated record holder information on a daily basis or, if not available on a daily basis, at the shortest reasonable intervals, *provided, however*, the registrant need not provide beneficial or record holder information more current than the record date for the meeting or action.

(b)   If the registrant is soliciting or intends to solicit with respect to a proposal that is subject to § 240.13e-3 or a roll-up transaction as defined in Item 901(c) of Regulation S-K [§ 229.901(c) of this chapter], the requesting security holder shall have the option set forth in paragraph (a)(2) of this section. With respect to all other requests pursuant to this section, the registrant shall have the option to either mail the security holder's material or furnish the security holder list as set forth in paragraph (a)(2) of this section.

(c)   At the time of a list request, the security holder making the request shall:

    (1)   if holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

    (2)   provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

        (i)   the security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

        (ii)   the security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d)   The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e)   The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note to §240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

    (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

    (2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

    (3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

    (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

    (2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

    (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

    (2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

    (3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

    (1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

    Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that

15

are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

  (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

  (ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

  (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

  (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

  (2) The company must file six paper copies of the following:

(i) The proposal;

- (ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

False or Misleading Statements

Reg. §240.14a-9.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be

misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Prohibition of Certain Solicitations

Reg. §240.14a-10. No person making a solicitation which is subject to §§240.14a-1 to 240.14a-10 shall solicit:

(a) any undated or post-dated proxy, or

(b) any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Reg. §240.14a-11.   [Removed and Reserved.]

Solicitation Before Furnishing a Proxy Statement

Reg. §240.14a-12.

(a) Notwithstanding the provisions of §240.14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of §240.14a-3(a) if:

(1) Each written communication includes:

(i)   The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A (§240.14a-101)) and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and

(2) A definitive proxy statement meeting the requirements of §240.14a-3(a) is sent or given to security holders solicited in reliance on this section before or at the same time as the forms of proxy, consent or authorization are furnished to or requested from security holders.

(b) Any soliciting material published, sent or given to security holders in accordance with paragraph (a) of this section must be filed with the Commission no later than the date the material is first published, sent or given to security holders. Three copies of the material must at the same time be filed with, or mailed for filing to, each national securities exchange upon which any class of securities of the registrant is listed and registered. The soliciting material must include a cover page in the form set forth in Schedule 14A (§240.14a-101) and the appropriate box on the cover page must be marked. Soliciting material in connection with a registered offering is required to be filed only under §230.424 or §230.425 of this chapter, and will be deemed filed under this section.

(c) Solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders also are subject to the following provisions:

(1) Application of this rule to annual report. Notwithstanding the provisions of §240.14a-3(b) and (c), any portion of the annual report referred to in §240.14a-3(b) that comments upon or refers to any solicitation subject to this rule, or to any participant in the solicitation, other than the solicitation by the management, must be filed with the Commission as proxy material subject to this regulation. This must be filed in electronic format unless an exemption is available under Rules 201 or 202 of Regulation S-T (§232.201 or §232.202 of this chapter).

(2) Use of reprints or reproductions. In any solicitation subject to this §240.14a-12(c), soliciting material that includes, in whole or part, any reprints or reproductions of any previously published material must:

    (i) State the name of the author and publication, the date of prior publication, and identify any person who is quoted without being named in the previously published material.

    (ii) Except in the case of a public or official document or statement, state whether or not the consent of the author and publication has been obtained to the use of the previously published material as proxy soliciting material.

    (iii) If any participant using the previously published material, or anyone on his or her behalf, paid, directly or indirectly, for the preparation or prior publication of the previously published material, or has made or proposes to make any payments or give any other consideration in connection with the publication or republication of the material, state the circumstances.

Instructions to §240.14a-12:

1. If paper filing is permitted, file eight copies of the soliciting material with the Commission, except that only three copies of the material specified by §240.14a-12(c)(1) need be filed.

2. Any communications made under this section after the definitive proxy statement is on file but before it is disseminated also must specify that the proxy statement is publicly available and the anticipated date of dissemination.

Obligation of Registrants in Communicating with Beneficial Owners

Reg. §240.14a-13.

(a) If the registrant knows that securities of any class entitled to vote at a meeting (or by written consents or authorizations if no meeting is held) with respect to which the registrant intends to solicit proxies, consents or authorizations are held of record by a broker, dealer, voting trustee, bank, association, or other entity that exercises fiduciary powers in nominee name or otherwise, the registrant shall:

    (1) By first class mail or other equally prompt means: (i) inquire of each such record holder: (A) whether other persons are the beneficial owners of such securities and if so, the number of copies of the proxy and other soliciting material necessary to supply such material to such beneficial owners; (B) in the case of an annual (or special meeting in lieu of the annual) meeting, or written consents in lieu of such meeting, at which directors are to be elected, the number of copies of the annual report to security holders necessary to supply such report to beneficial owners to whom such reports are to be distributed by such record holder or its nominee not by the registrant; and (C) if the record holder has an obligation under §240.14b-1(b)(3) or §240.14b-2(b)(4)(ii) and (iii), whether an agent has been designated to act on its behalf in fulfilling such obligation and, if so, the name and address of such agent; and (D) whether it holds the registrant's securities on behalf of any respondent bank and, if so, the name and address of each such respondent bank; and (ii) indicate to each such record holder: (A) whether the registrant, pursuant to paragraph (c) of this section, intends to distribute the annual report to security holders to beneficial owners of its securities whose names, addresses and securities positions are disclosed pursuant to § 240.14b-1(c) and § 240.14b-2(e)(2) and (3); (B) the record date; and (C) at the option of the registrant, any employee benefit plan established by an affiliate of the registrant that holds securities of the registrant that the registrant elects to treat as exempt employee benefit plan securities;

    (2) Upon receipt of a record holder's or respondent bank's response indicating, pursuant to §240.14b-2(b)(1)(i), the names and addresses of its respondent banks, within one business day after the date such response is received, make an inquiry of and give notification to each such respondent bank in the same manner required by paragraph (a)(1) of this section; *Provided, however*, the inquiry required by paragraphs (a)(1) and (a)(2) of this section shall not cover beneficial owners of exempt employee benefit plan securities;

    (3) Make the inquiry required by paragraph (a)(1) of this section at least 20 business days prior to the record date of the meeting of security holders, or (i) if such inquiry is impracticable 20 business days prior to the record date of a special meeting, as many days before the record date of such meeting as is practicable or, (ii) if consents or authorizations are solicited, and such inquiry is impracticable 20 business days before the earliest date on which they may be used to effect corporate action, as many days before that date as is practicable, or (iii) at such later time as the rules of a national securities exchange on which the class of securities in question is listed may permit for good cause shown; *Provided, however*, that if a record holder or respondent bank has informed the registrant that a designated office(s) or department(s) is to receive such inquiries, the inquiry shall be made to such designated

19

office(s) or department(s); and

    (4)   Supply, in a timely manner, each record holder and respondent bank of whom the inquiries required by paragraphs (a)(1) and (a)(2) of this section are made with copies of the proxy, other proxy soliciting material, and/or the annual report to security holders, in such quantities, assembled in such form and at such place(s), as the record holder or respondent banks may reasonably request in order to send such material to each beneficial owner of securities who is to be furnished with such material by the record holder or respondent bank; and

    (5)   Upon the request of any record holder or respondent bank that is supplied with proxy soliciting material and/or annual reports to security holders pursuant to paragraph (a)(4) of this section, pay its reasonable expenses for completing the mailing of such material to beneficial owners.

Note 1: If the registrant's list of security holders indicates that some of its securities are registered in the name of a clearing agency registered pursuant to section 17A of the Act (*e.g.,* "Cede & Co.," nominee for the Depository Trust Company), the registrant shall make appropriate inquiry of the clearing agency and thereafter of the participants in such clearing agency who may hold on behalf of a beneficial owner or respondent bank, and shall comply with the above paragraph with respect to any such participant [*see* §240.14a-1(i)].

Note 2: The attention of registrants is called to the fact that each broker, dealer, bank, association and other entity that exercises fiduciary powers has an obligation pursuant to §240.14b-1, §240.14b-2 (except as provided therein with respect to exempt employee benefit plan securities held in nominee name) and, with respect to brokers and dealers, applicable self-regulatory organization requirements to obtain and forward, within the time periods prescribed therein, (a) proxies (or in lieu thereof requests for voting instructions) and proxy soliciting materials to all beneficial owners on whose behalf it holds securities, and (b) annual reports to security holders to beneficial owners on whose behalf it holds securities, unless the registrant has notified the record holder or respondent bank that it has assumed responsibility to mail such material to beneficial owners whose names, addresses and securities positions are disclosed pursuant to §240.14b-1(b)(3) and §240.14b-2(b)(4)(ii) and (iii).

Note 3. The attention of registrants is called to the fact that registrants have an obligation, pursuant to paragraph (d) of this section, to cause proxies (or in lieu thereof requests for voting instructions), proxy soliciting material and annual reports to security holders to be furnished, in a timely manner, to beneficial owners of exempt employee benefit plan securities.

(b)   Any registrant requesting pursuant to §240.14b-1(c)(3) or §240.14b-2(e)(2) and (3) a list of names, addresses and securities positions of beneficial owners of its securities who either have consented or have not objected to disclosure of such information shall:

    (1)   By first class mail or other equally prompt means, inquire of each record holder and each respondent bank identified to the registrant pursuant to §240.14b-2(b)(4)(i) whether such record holder or respondent bank holds the registrant's securities on behalf of any respondent banks and, if so, the name and address of each such respondent bank;

    (2)   Request such list to be compiled as of a date no earlier than five business days after the date the registrant's request is received by the record holder or respondent bank; *Provided, however,* that if the record holder or respondent bank has informed the registrant that a designated office(s) or department(s) is to receive such requests, the request shall be made to such designated office(s) or department(s);

    (3)   Make such request to the following persons that hold the registrant's securities on behalf of beneficial owners: all brokers, dealers, banks, associations and other entities that exercise fiduciary powers; *Provided, however,* such request shall not cover beneficial owners of exempt employee benefit plan securities as defined in § 240.14a-1(d)(1); and, at the option of the registrant, such request may give notice of any employee benefit plan established by an affiliate of the registrant that holds securities of the registrant that the registrant elects to treat as exempt employee benefit plan securities.

    (4)   Use the information furnished in response to such request exclusively for purposes of corporate communications; and

    (5)   Upon the request of any record holder or respondent bank to whom such request is made, pay the reasonable expenses, both direct and indirect, of providing beneficial owner information.

Note: A registrant will be deemed to have satisfied its obligations under paragraph (b) of this section by requesting consenting and non-objecting beneficial owner lists from a designated agent acting on behalf of the record holder or respondent bank and paying to that designated agent the reasonable expenses of providing the beneficial owner information.

(c)   A registrant, at its option, may mail its annual report to security holders to the beneficial owners whose identifying

information is provided by record holders and respondent banks, pursuant to §240.14b-1(c) or §240.14b-2(e)(2) and (3), provided that such registrant notifies the record holders and respondent banks, at the time it makes the inquiry required by paragraph (a) of this section, that the registrant will mail the annual report to security holders to the beneficial owners so identified.

(d)   If a registrant solicits proxies, consents or authorizations from record holders and respondent banks who hold securities on behalf of beneficial owners, the registrant shall cause proxies (or in lieu thereof requests for voting instructions), proxy soliciting material and annual reports to security holders to be furnished, in a timely manner, to beneficial owners of exempt employee benefit plan securities.

Modified or Superseded Documents

Reg. §240.14a-14.

(a)   Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded, for purposes of the proxy statement, to the extent that a statement contained in the proxy statement or in any other subsequently filed document that also is or is deemed to be incorporated by reference modifies or replaces such statement.

(b)   The modifying or superseding statement may, but need not, state it has modified or superseded a prior statement or include any other information set forth in the document that is not so modified or superseded. The making of a modifying or superseding statement shall not be deemed an admission that the modified or superseded statement, when made, constituted an untrue statement of a material fact, an omission to state a material fact necessary to make a statement not misleading, or the employment of a manipulative, deceptive, or fraudulent device, contrivance, scheme, transaction, act, practice, course of business or artifice to defraud, as those terms are used in the Securities Act of 1933, the Securities Exchange Act of 1934 ("the Act"), the Public Utility Holding Company Act of 1935, the Investment Company Act of 1940, or the rules and regulations thereunder.

(c)   Any statement so modified shall not be deemed in its unmodified form to constitute part of the proxy statement for purposes of the Act. Any statement so superseded shall not be deemed to constitute a part of the proxy statement for purposes of the Act.

Differential and Contingent Compensation in Connection With Roll-Up Transactions

Reg. § 240.14a-15.

(a)   It shall be unlawful for any person to receive compensation for soliciting proxies, consents, or authorizations directly from security holders in connection with a roll-up transaction as provided in paragraph (b) of this section, if the compensation is:

   (1)   Based on whether the solicited proxy, consent, or authorization either approves or disapproves the proposed roll-up transaction; or

   (2)   Contingent on the approval, disapproval, or completion of the roll-up transaction.

(b)   This section is applicable to a roll-up transaction as defined in Item 901(c) of Regulation S-K (§ 229.901(c) of this chapter), except for a transaction involving only:

   (1)   Finite-life entities that are not limited partnerships;

   (2)   Partnerships whose investors will receive new securities or securities in another entity that are not reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act (15 U.S.C. 78k-1); or

   (3)   Partnerships whose investors' securities are reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act (15 U.S.C. 78k-1).

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

Allegheny Energy
800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 838-6177
ddunlap@alleghenyenergy.com

December 8, 2005

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERIVCE

Mr. Robert J. Lavely
2428 Route 381
Rector, PA 15677

Dear Mr. Lavely:

In response to your Tuesday, December 6, 2005 voicemail message that you left on my answering machine regarding my letter of December 2, 2005, I have attempted to contact you at the number you provided (724-238-7406) with no success.

If you still need to discuss my letter of December 2, 2005, please feel free to contact me by U.S. mail at the address above, by email at ddunlap@alleghenyenergy.com or by telephone at 724-838-6188.

Sincerely,

Daniel M. Dunlap

c: Mr. John Chevedden
        2215 Nelson Avenue
        Redondo Beach, CA 90278

Dunlap, Daniel M.

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 13, 2005 4:30 PM
To: Dunlap, Daniel M.
Subject: #3 Email: Rule 14a-8 Broker Letter for Allegheny
             Energy,Inc.(AYE)shareholder

Mr. Dunlap,
In regard to this text in your Dec. 12 email:

"I am not aware of any other Proponents, who have not yet provided the necessary
information ..."

Does this mean that



Robert Lavely

have each satisfied the rule 14a-8 stock ownership requirement.


Sincerely,
John Chevedden


Dunlap, Daniel M.

From:	Dunlap, Daniel M.
Sent:	Tuesday, December 13, 2005 5:52 PM
To:	'J'
Subject:	RE: #3 Email: Rule 14a-8 Broker Letter for Allegheny Energy,Inc.(AYE)shareholder

Mr. Chevedden,

In response to your question of whether ███████████, ██████████h, █████d ████████Robert Lavely and ███████████ have each satisfied the rule 14a-8 stock ownership requirement, the answer is "no." To date, I have not received a response to my December 2, 2005 letter from ████████br████████

Please reference my prior e-mail for the entire e-mail text, but the particular sentence your are referencing states "I am not aware of any other Proponents, who have not yet provided the necessary information, that this would not be an appropriate option." The referenced option is providing the necessary T. Rowe Price Retirement Account Summary statements, listing the requisite stock ownership continuously held for at least one year.

Therefore, for ████████ and ████████who have not yet responded, I am willing to accept copies of their T. Rowe Price Retirement Account Summary statements listing the requisite stock ownership continuously held for at least one year. T. Rowe Price regularly provides the Retirement Account Summary statements to plan participants. In addition, a T. Rowe Price representative at 1-800-922-9945 can assist an employee in obtaining the Retirement Account Summary statements.

If you have any additional questions or need any additional assistance, please feel free to reply or contact me at 724-838-6188.

Thank you,

Daniel M. Dunlap
Senior Attorney, Allegheny Energy Legal Services
Greensburg Corporate Center
Phone: 724-838-6188
Fax: 724-838-6177
E-Mail   ddunlap@alleghenyenergy.com

-----Original Message-----

From: J [mailto:olmsted7p@earthlink.net]

Mr. Dunlap,

In regard to this text in your Dec. 12 email:

"I am not aware of any other Proponents, who have not yet provided the necessary information ..."

Does this mean that

███████████

███████████

███████████

Robert Lavely

███████████

have each satisfied the rule 14a-8 stock ownership requirement.

Sincerely,
John Chevedden

Dunlap, Daniel M.

From:	J [olmsted7p@earthlink.net]
Sent:	Wednesday, December 14, 2005 2:06 AM
To:	Dunlap, Daniel M.
Subject:	#4 Email: Rule 14a-8 Broker Letter for AlleghenyEnergy,Inc.(AYE)shareholder

Mr. Dunlap,
Then according to your latest email ██████████, Robert Lavely and ██████████ have each satisfied the rule 14a-8 stock ownership requirement, correct.

John Chevedden

Dunlap, Daniel M.

From:	Dunlap, Daniel M.
Sent:	Wednesday, December 14, 2005 2:39 PM
To:	'J'
Subject:	RE: #4 Email: Rule 14a-8 Broker Letter for AlleghenyEnergy,Inc.(AYE)shareholder

Mr. Chevedden,

As a follow-up to our telephone conversation, I have what I feel is adequate support that ██████████, Robert Lavely and██████████currently satisfy the Rule 14a-8 stock ownership requirement.

Thank you,

Daniel M. Dunlap
Senior Attorney, Allegheny Energy Legal Services
Greensburg Corporate Center

Phone:	724-838-6188
Fax:	724-838-6177
E-Mail	ddunlap@alleghenyenergy.com

The information contained in this message is being sent by a member of a corporate legal department, may be legally privileged and confidential, and is intended only for the use of the individual or entity named. If the reader of the message is not the intended recipient, you are hereby notified that any dissemination, distribution, or copying of this message is prohibited. If you have received this message in error, please notify me at 724-838-6188 and delete the message from your system immediately.

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, December 14, 2005 2:06 AM
To: Dunlap, Daniel M.
Subject: #4 Email: Rule 14a-8 Broker Letter for AlleghenyEnergy,Inc.(AYE)shareholder

                                          Mr. Dunlap,
Then according to your latest email ██████████, Robert Lavely and██████
██████have each satisfied the rule 14a-8 stock ownership requirement,
correct.
John Chevedden

From:	J [olmsted7p@earthlink.net]
Sent:	Wednesday, January 25, 2006 12:13 PM
To:	CFLETTERS
Cc:	Dunlap, Daniel M.
Subject:	#2 Re Allegheny Energy, Inc. (AYE) No-Action Request Robert Lavely

#2 Re Allegheny Energy, Inc. (AYE) No-Action Request Robert Lavely

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278   310-371-7872

January 25, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Allegheny Energy, Inc. (AYE)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Director Qualifications
Shareholder: Robert Lavely

Ladies and Gentlemen:

This adds to the December 27, 2005 initial response (unanswered) to the Allegheny Energy December 22, 2005 no action request.

This rule 14a-8 proposal is focused on higher standards for the chairmen of the key board committees. Yet the company answers this by highlighting in three paragraphs that "each" member of these key committees must meet the same standard.

The company states that it has a policy on limiting service to "five other boards" to address the proposal requirement of no "more than 3 boards."
Furthermore under the weak company policy the chairman of our audit committee could serve as one of the 5 highest paid executives at a $10 billion company and still serve on "five other boards."

The company has not implemented the proposal in addressing independence concerns for the chairmen of key committees as a result of long-tenure. According to the current company policy directors with 20-years tenure each could chair the audit, nomination and compensation committees.

The company has not implemented the proposal in addressing the qualifications of directors in relation to poor service at companies other than Allegheny Energy. According to the current company policy directors who served on recently bankrupt major companies could chair each of the audit, nomination and compensation committees.

According to the current company policy directors who served on a company which recently awarded a fired CEO a $50 million golden parachute could each chair the audit, nomination and compensation committees.

According to the currently company policy directors who served on companies who recently charged off $500 million in restatements could each chair the audit, nomination and compensation committees.

The text of the proposal states:
"3 Director Qualifications

"RESOLVED: Shareholders request that our board of directors adopt a policy (in our bylaws if practicable) that our key board committees of audit, nomination and compensation be chaired by highly-qualified independent directors who are not over-committed.

"This proposal gives our company an opportunity to cure director disqualification should it exist or occur once this proposal is adopted.
This proposal is not intended to unnecessarily limit our Board's judgment in

2

crafting the requested change in accordance with applicable laws, our charter and bylaws and existing contracts."

SLB 14C states:
"In contrast, if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)."

Thus this proposal "contains language permitting the company to cure a director's loss of independence" by stating, "This proposal gives our company an opportunity to cure director disqualification should it exist or occur once this proposal is adopted."

SLB 14C does not state that the cited Walt Disney Company and Merck & Co. examples point out the only words to be used in a proposal to meet the explicit SLB text, which precedes these two examples, "If the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence Š we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)."

In arguing that the proposal is indefinite the company does not cite any point that it does not understand about this text:

"This proposal gives our company an opportunity to cure director disqualification should it exist or occur once this proposal is adopted.
This proposal is not intended to unnecessarily limit our Board¹s judgment in crafting the requested change in accordance with applicable laws, our charter and bylaws and existing contracts.

"For example it would be consistent with this proposal that a chairman of a key board committee would not serve on more than 3 boards (to avoid over-commitment), have more than 15-years tenure (long-tenure impacts independence), have non-director links to our company or have a record of serving on boards with a poor governance ratings unless it was clearly a turnaround

situation.

"Under this proposal our directors in 2005 with the following characteristics may not be qualified to chair a key committee:
o Two of our directors had 17 and 19 years tenure Independence concern.
o Mr. Baldwin served on the W.R. Grace (GRA) board rated "D" overall by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm.
o Ms. Johnson served on the NorthWest Corp. board (NWEC) rated "D" and the MasTec, Inc. board (MTC) rated "F."

"Adopting this policy is a good way to assure shareholders that our key board committees are chaired by highly qualified independent directors who are not over-committed."

In arguing that the proposal is false and misleading the company[1]s incorrect method is apparently to claim that information is inherently false if it concerns evidence of poor director performance at any company other than Allegheny Energy. According to the company information attributed to a reliable source, such as The Corporate Library, cannot be included unless a rating of "D" is explained and a description of how the ratings are arrived at is included.

The company[1]s obsolete objection to websites would seem to be an equal argument to exclude any mention of the company[1]s website in any filing with the Securities and Exchange Commission or any communication with shareholders.

In arguing that the proposal impugns, the company[1]s incorrect method is apparently to claim that information inherently impugns if it concerns evidence of poor director performance at any company other than Allegheny Energy.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Robert Lavely
"Dunlap, Daniel M." <DDUNLAP@alleghenyenergy.com>

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Monday, January 30, 2006 10:06 PM
To: CFLETTERS
Cc: Dunlap, Daniel M.
Subject: #3 Re Allegheny Energy, Inc. (AYE) No-Action Request Robert Lavely

#3 Re Allegheny Energy, Inc. (AYE) No-Action Request Robert Lavely

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278   310-371-7872

January 30, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Allegheny Energy, Inc. (AYE)
#3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Director Qualifications
Shareholder: Robert Lavely

Ladies and Gentlemen:

The company January 24, 2006 letter contains the amazing "ostrich"
statement: "Š nor does the Company have any knowledge, of the directors actions in their capacity as directors of such other boards." To the contrary, it is to the benefit of the company to know as much as possible about its directors performance at other companies.

A logical conclusion of the company argument on websites is that a rule
14a-8 proposal could not refer to a newspaper article on corporate governance because it thus "is an attempt to direct shareholders to information the Proponent could not otherwise include in the Proposal due to the 500 word limit Š"

For the above reasons, and the reasons in the December 27, 2005 and January 25, 2006 shareholder letters, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Robert Lavely
"Dunlap, Daniel M." <DDUNLAP@alleghenyenergy.com>

From:	J [olmsted7p@earthlink.net]
Sent:	Tuesday, December 27, 2005 2:13 PM
To:	CFLETTERS
Cc:	Dunlap, Daniel M.
Subject:	Re Allegheny Energy, Inc. (AYE) No-Action Request Robert Lavely

Re Allegheny Energy, Inc. (AYE) No-Action Request Robert Lavely

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278   310-371-7872

December 27, 2005

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Allegheny Energy, Inc. (AYE)

Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Director Qualifications

Shareholder: Robert Lavely

Ladies and Gentlemen:

This is an initial response to the Allegheny Energy December 22, 2005 no action request.

The company has not implemented the proposal in addressing independence concerns for the chairmen of key committees as a result of long-tenure. According to the current company policy directors with 20-years tenure could chair each of the audit, nomination and compensation committees.

The company has not implemented the proposal in addressing the qualifications of directors in relation to poor service at companies other than Allegheny Energy. According to the current company policy directors who served on recently bankrupt major companies could chair each of the audit, nomination and compensation committees.

According to the currently company policy directors who served on a company which recently awarded a failed CEO a $50 million golden parachute could chair each of the audit, nomination and compensation committees.

According to the currently company policy directors who served on companies who recently charged off $500 million in restatements could chair each of the audit, nomination and compensation committees.

The text of the proposal states:
"3 Director Qualifications

"RESOLVED: Shareholders request that our board of directors adopt a policy (in our bylaws if practicable) that our key board committees of audit, nomination and compensation be chaired by highly-qualified independent directors who are not over-committed.

"This proposal gives our company an opportunity to cure director disqualification should it exist or occur once this proposal is adopted.
This proposal is not intended to unnecessarily limit our Board¹s judgment in crafting the requested change in accordance with applicable laws, our charter and bylaws and existing contracts."

SLB 14C states:
"In contrast, if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)."

Thus this proposal "contains language permitting the company to cure a director's

loss of independence" by stating, "This proposal gives our company an opportunity to cure director disqualification should it exist or occur once this proposal is adopted."

SLB 14C does not state that the cited Walt Disney Company and Merck & Co. examples point out the only words to be used in a proposal to meet the explicit SLB text, which precedes these two examples, "If the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence Š we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)."

In arguing that the proposal is indefinite the company does not cite any point that it does not understand about this text:

"This proposal gives our company an opportunity to cure director disqualification should it exist or occur once this proposal is adopted.
This proposal is not intended to unnecessarily limit our Board[1]s judgment in crafting the requested change in accordance with applicable laws, our charter and bylaws and existing contracts.

"For example it would be consistent with this proposal that a chairman of a key board committee would not serve on more than 3 boards (to avoid over-commitment), have more than 15-years tenure (long-tenure impacts independence), have non-director links to our company or have a record of serving on boards with a poor governance ratings unless it was clearly a turnaround situation.

"Under this proposal our directors in 2005 with the following characteristics may not be qualified to chair a key committee:
o Two of our directors had 17 and 19 years tenure Independence concern.
o Mr. Baldwin served on the W.R. Grace (GRA) board rated "D" overall by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm.
o Ms. Johnson served on the NorthWest Corp. board (NWEC) rated "D" and the MasTec, Inc. board (MTC) rated "F."

"Adopting this policy is a good way to assure shareholders that our key board committees are chaired by highly qualified independent directors who are not over-committed."

In arguing that the proposal is false and misleading the company[1]s incorrect method is apparently to claim that information is inherently false if it concerns evidence of poor director performance at any company other than Allegheny Energy. According to the company, information attributed to a reliable source such as The Corporate Library cannot be included unless a rating of "D" is explained and a description of how the ratings are arrived at is included.

The company[1]s obsolete objection to websites would seem to be an equal argument to exclude any mention of the company[1]s website in any filing with the Securities and Exchange Commission or any communication with shareholders.

In arguing that the proposal impugns, the company[1]s incorrect method is apparently to claim that information inherently impugns if it concerns evidence of poor director performance at any company other than Allegheny Energy.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Robert Lavely
"Dunlap, Daniel M." <DDUNLAP@alleghenyenergy.com>

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary



800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 838-6177
ddunlap@alleghenyenergy.com

Securities Exchange Act of 1934,
Rules 14a-8(i)(3), 14a-8(i)(6), 14a-8(i)(10) and
14a-9

January 24, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Allegheny Energy, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

  I refer to my letter dated December 22, 2005 (the "December 22 Letter") pursuant to which Allegheny Energy, Inc. (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the stockholder proposal and supporting statement (the "Proposal") submitted by Robert J. Lavely (the "Proponent") may properly be omitted pursuant to Rules 14a-8(i)(3), 14a-8(i)(6), 14a-8(i)(10) and 14a-9 from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2006 annual meeting of stockholders. This letter is in response to an electronic mail message received electronically on December 27, 2005 from Mr. John Chevedden (e-mail address olmsted7p@earthlink.net) and sent to "CFLETTERS@SEC.GOV" (the "Chevedden E-mail"), with a copy to me. I am attaching a copy of the Chevedden E-mail as Exhibit A to this letter. In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponent, and, at the Proponent's request, to John Chevedden.

  The Proposal relates to director qualifications. The Proposal requests that the directors of the Company adopt a policy that certain committees of the Company's Board of Directors (the "Board") be chaired by "highly-qualified" independent directors who are "not over-committed." As detailed in the December 22 Letter, the Company requests that the Staff concur with its view that the Proposal may properly be omitted from its Proxy Materials pursuant to: (i) Rule 14a-8(i)(10), because the

Proposal has been substantially implemented by the Company; (ii) Rule 14a-8(i)(6), because the Company lacks the power and authority to implement the Proposal and (iii) Rules 14a-8(i)(3) and 14a-9, because the Proposal is materially false and misleading.

The Chevedden E-mail asserts that the Company has not implemented certain aspects of the Proposal. To the contrary and as detailed in the December 22 Letter, the Company has implemented various Board Committee charters and policies related to director qualifications, including, among other things, the independence of committee members. Mr. Chevedden states in the Chevedden E-mail that, "According to the current company policy directors with 20-years tenure could chair each of the audit, nomination and compensation committees..." However, the Proposal itself merely proposes that Board Committee chairs be "independent." It is not clear from the language of the proposed resolution that length of tenure should be viewed as a component of independence. Length of tenure is not necessarily an inherent component of director independence; other established guidelines for the independence of directors, such as those articulated by the New York Stock Exchange, do not consider length of tenure to undermine director independence. Further, neither the Proposal nor the Chevedden E-mail provides any clear guidance as to the length of tenure that, under the Proposal, should preclude a director from serving on the Company's Board. The Proposal's supporting statement initially proposes a 15-year benchmark and later states that a director with 17 years or 19 years of service on the Board *may* not qualify as independent under the proposed policy. The Chevedden E-mail then makes a reference to 20 years of service on the Board. The Proposal also fails to define or provide any guidelines as to the meaning of the term "highly-qualified." As detailed in the December 22 Letter, the Proposal uses other similarly vague, indefinite and highly ambiguous terms and, thus, misleading in violation of Rule 14a-9.

As discussed in the December 22 Letter, the Chevedden E-mail and the Proposal also make certain claims as to existing Company directors relationships with other companies. The Proponent does not claim to have a factual knowledge, nor does the Company have any knowledge, of the directors' actions in their capacity as directors of such other boards. It is misleading to imply otherwise, because the ratings for such other boards may be entirely unrelated to such directors' involvement on the other boards.

The Chevedden E-mail also claims that the Proposal contains language permitting the Company to cure a director's loss of independence. To the contrary, under Rule 14a-8(i)(6), the Company lacks the power and authority to implement the Proposal, because the Proposal is drafted in a manner that does not provide the Company with a specific mechanism to cure a director's violation of the standard requested in the Proposal. In each of the related no-action letter requests specifically cited by the Staff in Staff Legal Bulletin No. 14C, the proponents had included language in the proposals permitting exceptions to the specified criteria and thereby providing the company a specific mechanism to cure a violation of the independence standard required by the Proposal. In this instance, the Proposal merely states that the Company has an opportunity to cure the Chairman's loss of independence, but the Proposal does not contain language similar to the language in the Walt Disney Company and Merck & Co., Inc. proposals that Staff Legal Bulletin No. 14C addressed. The proposals also do not contain any language that otherwise provides a specific mechanism for the Company to cure a subsequent violation of the standard.

The Chevedden E-mail also asserts that "[t]he [C]ompany makes tedious objections to websites." As stated in Staff Legal Bulletin No. 14 (July 13, 2001) at Q&A F.1., a website reference may be excluded if information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. The Staff has

clearly articulated the circumstances under which the inclusion of a website reference in proxy materials may be misleading and the bases upon which a stockholder proposal contain such references may be excluded from an issuer's proxy materials. The extent to which the Proponent finds the Company's discussion of this precedent tedious is not relevant.

To the contrary, the December 22 Letter clearly and unequivocally demonstrates that the inclusion of the URL "http://www.thecorporatelibrary.com/" renders the Proposal false and misleading. As described in the December 22 Letter, references to third-party website addresses often can be misleading because such websites cannot be regulated for content and are always subject to change without notice. In this case, the website referenced by the Proposal includes material that is entirely extraneous and irrelevant to the Proposal, including reports, cartoons, and links to other unrelated websites. In addition, the statement in the Chevedden E-mail that "The company does not take into account that the reference websites can quickly take a shareholder to the relevant information," demonstrates that the Proponent's inclusion of this website address is an attempt to direct shareholders to information the Proponent could not otherwise include in the Proposal due to the 500 word limit imposed on shareholder proposals pursuant to Rule 14a-8(d).

For the reasons set forth above and in the December 22 Letter, the Company believes that the Proposal may be excluded in its entirety from the Proxy Materials or, in the alternative, that the Proponent should be required to remove or revise the false and misleading statements.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures
cc: Robert J. Lavely
    John Chevedden

Dunlap, Daniel M.

From:	J [olmsted7p@earthlink.net]
Sent:	Tuesday, December 27, 2005 2:13 PM
To:	CFLETTERS@SEC.GOV
Cc:	Dunlap, Daniel M.
Subject:	Re Allegheny Energy, Inc. (AYE) No-Action Request Robert Lavely

Re Allegheny Energy, Inc. (AYE) No-Action Request - Robert Lavely

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278   310-371-7872

December 27, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allegheny Energy, Inc. (AYE)

Shareholder Position on Company No-Action Request

Rule 14a-8 Proposal: Director Qualifications
Shareholder: Robert Lavely

Ladies and Gentlemen:

This is an initial response to the Allegheny Energy December 22, 2005 no action request.

The company has not implemented the proposal in addressing independence concerns for the chairmen of key committees as a result of long-tenure. According to the current company policy directors with 20-years tenure could chair each of the audit, nomination and compensation committees.

The company has not implemented the proposal in addressing the qualifications of directors in relation to poor service at companies other than Allegheny Energy. According to the current company policy directors who served on recently bankrupt major companies could chair each of the audit, nomination and compensation committees.

According to the currently company policy directors who served on a company which recently awarded a failed CEO a $50 million golden parachute could chair each of the audit, nomination and compensation committees.

According to the currently company policy directors who served on companies who recently charged off $500 million in restatements could chair each of the audit, nomination and compensation committees.

The text of the proposal states:

"3 - Director Qualifications

"RESOLVED: Shareholders request that our board of directors adopt a policy (in our bylaws if practicable) that our key board committees of audit, nomination and compensation be chaired by highly-qualified independent directors who are not over-committed.

"This proposal gives our company an opportunity to cure director disqualification should it exist or occur once this proposal is adopted. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws, our charter and bylaws and existing contracts."

SLB 14C states:

"In contrast, if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)."

Thus this proposal "contains language permitting the company to cure a director's loss of independence" by stating, "This proposal gives our company an opportunity to cure director disqualification should it exist or occur once this proposal is adopted."

SLB 14C does not state that the cited Walt Disney Company and Merck & Co. examples point out the only words to be used in a proposal to meet the explicit SLB text, which precedes these two examples, "If the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence Š we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)."

In arguing that the proposal is indefinite the company does not cite any point that it does not understand about this text:

"This proposal gives our company an opportunity to cure director disqualification should it exist or occur once this proposal is adopted. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws, our charter and bylaws and existing contracts.

"For example it would be consistent with this proposal that a chairman of a key board committee would not serve on more than 3 boards (to avoid over-commitment), have more than 15-years tenure (long-tenure impacts independence), have non-director links to

our company or have a record of serving on boards with a poor governance ratings unless it was clearly a turnaround situation.

"Under this proposal our directors in 2005 with the following characteristics may not be qualified to chair a key committee: o Two of our directors had 17 and 19 years tenure - Independence concern. o Mr. Baldwin served on the W.R. Grace (GRA) board rated "D" overall by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm. o Ms. Johnson served on the NorthWest Corp. board (NWEC) rated "D" and the MasTec, Inc. board (MTC) rated "F."

"Adopting this policy is a good way to assure shareholders that our key board committees are chaired by highly qualified independent directors who are not over-committed."

In arguing that the proposal is false and misleading the company's incorrect method is apparently to claim that information is inherently false if it concerns evidence of poor director performance at any company other than Allegheny Energy. According to the company, information attributed to a reliable source such as The Corporate Library cannot be included unless a rating of "D" is explained and a description of how the ratings are arrived at is included.

The company's obsolete objection to websites would seem to be an equal argument to exclude any mention of the company's website in any filing with the Securities and Exchange Commission or any communication with shareholders.

In arguing that the proposal impugns, the company's incorrect method is apparently to claim that information inherently impugns if it concerns evidence of poor director performance at any company other than Allegheny Energy.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
    Robert Lavely
"Dunlap, Daniel M." <DDUNLAP@alleghenyenergy.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allegheny Energy, Inc.
       Incoming letter dated December 22, 2005

The proposal requests that the board of directors adopt a policy setting certain qualification requirements for the chairs of key board committees.

We are unable to concur in your view that Allegheny Energy may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Allegheny Energy may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Allegheny Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Allegheny Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Mary Beth Breslin
Special Counsel